                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-68591


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+        Information contained herein is subject to completion or amendment.   +
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                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 28, 1999

PROSPECTUS SUPPLEMENT
(To prospectus dated December 23, 1998)

                                            Shares

[ARCHSTONE LOGO]

                % Series D Cumulative Redeemable Preferred Shares
                   (Liquidation Preference $25.00 Per Share)

                                  -----------

    Archstone is offering and selling its Series D Preferred Shares of Beneficial Interest and will receive all of the net proceeds from the sale.

    Distributions on the Series D Preferred Shares will be cumulative from the date of original issue and payable quarterly, beginning on September 30, 1999,
at the rate of      % of the liquidation preference per annum, or $      per
Series D Preferred Share.

    Except in limited circumstances relating to the preservation of Archstone's status as a real estate investment trust, the Series D Preferred Shares are not
redeemable until           , 2004. On and after           , 2004, Archstone may
redeem the Series D Preferred Shares only with the proceeds from certain sales of equity securities at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. The Series D Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

    Archstone intends to file an application to list the Series D Preferred Shares on the New York Stock Exchange.

                                  -----------

                                                        Per Share Total
                                                        --------- -----
     Public Offering Price(1)..........................    $       $
     Underwriting Discount.............................    $       $
     Proceeds, before expenses, to Archstone...........    $       $

    (1) Plus accrued distributions from August   , 1999, if settlement occurs
        after that date.

    The underwriters may also purchase up to an additional            Series D
Preferred Shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The Series D Preferred Shares will be ready for delivery in New York, New
York on or about August   , 1999.

                                  -----------

Merrill Lynch & Co.
           A.G. Edwards & Sons, Inc.
                      PaineWebber Incorporated
                                  Prudential Securities

                                  -----------

          The date of this prospectus supplement is           , 1999.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Forward-Looking Statements...............................................  S-3
Prospectus Supplement Summary............................................  S-4
Selected Financial Data..................................................  S-7
Archstone Communities Trust..............................................  S-9
Use of Proceeds.......................................................... S-12
Ratios of Earnings to Combined Fixed Charges and Preferred Share
 Dividends............................................................... S-12
Management............................................................... S-13
Description of the Series D Preferred Shares............................. S-14
Federal Income Tax Considerations........................................ S-19
Underwriting............................................................. S-20
Validity of the Series D Preferred Shares................................ S-22
Experts.................................................................. S-22

                                   Prospectus

About This Prospectus....................................................    2
Where You Can Find More Information......................................    2
Archstone Communities Trust..............................................    4
Use of Proceeds..........................................................    4
Ratio Information........................................................    4
Description of Debt Securities...........................................    5
Description of Preferred Shares..........................................   20
Description of Common Shares.............................................   26
Federal Income Tax Considerations........................................   30
Plan of Distribution.....................................................   39
Experts..................................................................   40
Legal Matters............................................................   40

                           FORWARD-LOOKING STATEMENTS

      The statements contained or incorporated by reference in the registration statement of which this prospectus supplement and the accompanying prospectus form a part that are not historical facts are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Archstone operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Archstone undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Archstone's operating results depend primarily on income from multifamily communities, which is substantially influenced by demand and supply of multifamily units in Archstone's primary target markets and submarkets, operating expense levels, the effectiveness of property level operations and the pace and price at which Archstone can acquire and develop additional multifamily communities. Capital and credit market conditions which affect Archstone's cost of capital also influence operating results.

                               -----------------

      You should rely only on the information contained in this prospectus supplement and contained or incorporated by reference in the accompanying prospectus. Archstone has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Archstone is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following information may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in the accompanying prospectus, before making an investment decision. Unless indicated otherwise, the financial and statistical information contained in this prospectus supplement is presented as of March 31, 1999. All references to "we," "our," "us," and "Archstone" in this prospectus supplement and in the accompanying prospectus mean Archstone Communities Trust and its consolidated subsidiaries, except where it is made clear that the term means only the parent company.

                          Archstone Communities Trust

     Archstone is a leading real estate operating company, which was formed in 1963. Archstone's principal focus is the acquisition, development, redevelopment, operation and long-term ownership of apartment communities in markets and sub-markets with strong economic fundamentals and high barriers to entry across the United States. As of March 31, 1999, Archstone had 291 apartment communities, representing 85,810 units, including 16,865 units in its development pipeline. Archstone's principal focus is to generate long-term sustainable growth in net operating income and cash flow from operations in order to maximize shareholder value. In addition, Archstone expects to create significant value by building a well-known brand image and reputation for quality around its products and services.

  Recent Accomplishments

  . In May 1999, Archstone announced its entry into the greater Boston metropolitan market with $75.8 million in initial investments. Archstone has completed two transactions in locations with attractive supply and demand fundamentals and excellent proximity to key employment and transportation corridors.

  . For the three months ended March 31, 1999, net operating income for Archstone's same-store communities increased 5.2% over the same period of 1998, with a 17.5% increase in same-store net operating income in California.

  . During the three months ended March 31, 1999, Archstone completed $113.1 million of dispositions, producing aggregate gains of $5.3 million and redeployed the capital into new investments which Archstone believes have excellent long-term growth prospects.

  . Five development communities achieved stabilization during the three months ended March 31, 1999, adding a total of 1,153 units, representing a total expected investment at completion of $105.4 million, to Archstone's operating portfolio.

  . In July 1999, Archstone paid a second quarter distribution of $0.37 per common share, an 8.8% increase over the common share distribution paid during the second quarter of 1998. This distribution represents Archstone's 93rd consecutive quarterly common share distribution.

                                  The Offering

Shares Offered...........             Series D Preferred Shares of Beneficial
                           Interest, $1.00 par value per share (
                           shares if the underwriters' over-allotment option is exercised in full).

Distributions............  Distributions on the Series D Preferred Shares will be cumulative from the date of original issue and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on September 30, 1999, at the rate of
                                % of the liquidation preference per annum, or
                           $      per Series D Preferred Share per annum.

Liquidation Preference...  $25.00 per share, plus an amount equal to accrued and unpaid distributions (whether or not earned or declared).

Ranking..................  The Series D Preferred Shares will rank senior to our common shares and any other junior shares that we may issue in the future, and equal to our Cumulative Convertible Series A Preferred Shares, Series B Cumulative Redeemable Preferred Shares, Series C Cumulative Redeemable Preferred Shares and any other parity shares that we may issue in the future, in each case with respect to payment of distributions and amounts upon liquidation, dissolution or winding up.

Conversion Rights........  The Series D Preferred Shares are not convertible into or exchangeable for any other property or any of our other securities.

Redemption at Option of    Except in limited circumstances relating to
 Archstone...............  preservation of Archstone's status as a real estate investment trust, the Series D Preferred Shares are
                           not redeemable until           , 2004. On and after
                                     , 2004, Archstone may redeem the Series D
                           Preferred Shares only with the proceeds from certain sales of equity securities at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date of redemption. The Series D Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

Voting Rights............  You will generally have no voting rights as a holder of Series D Preferred Shares. However, if distributions on the Series D Preferred Shares are in arrears for six quarterly distribution periods (whether or not consecutive), the holders of the Series D Preferred Shares (voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable) will have the right to elect two additional trustees to serve on Archstone's Board of Trustees until such distribution arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series D Preferred Shares cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding Series D Preferred Shares.

Listing..................  Archstone intends to file an application to list the Series D Preferred Shares on the New York Stock Exchange.

Use of Proceeds..........  Archstone will use the proceeds from the sale of the Series D Preferred Shares to repay outstanding borrowings under its $750 million line of credit.

Restrictions on            In order to assist Archstone in maintaining its
 Ownership...............  status as a real estate investment trust for federal income tax purposes, ownership by any person of more than 25% of the outstanding Series D
                           Preferred Shares is restricted.

                              Recent Developments

     The following information for the quarter and six months ended June 30, 1999 has been derived from Archstone's preliminary unaudited results of operations.

     For the quarter ended June 30, 1999, Archstone generated diluted funds from operations attributable to common shares of $70.9 million on total revenues of $163.5 million, compared to diluted funds from operations attributable to common shares of $44.5 million on total revenues of $97.7 million for the quarter ended June 30, 1998. For the quarter ended June 30, 1999, net earnings attributable to common shares were $50.5 million, compared to $23.3 million for the quarter ended June 30, 1998. For the six months ended June 30, 1999, Archstone generated diluted funds from operations attributable to common shares of $141.6 million on total revenues of $324.5 million, compared to diluted funds from operations attributable to common shares of $87.3 million on total revenues of $192.9 million for the six months ended June 30, 1998. For the six months ended June 30, 1999, net earnings attributable to common shares were $88.3 million, compared to $63.4 million for the six months ended June 30, 1998.

                            SELECTED FINANCIAL DATA

      We are providing the following financial information to aid you in your analysis of the financial aspects of Archstone. We derived this information from audited financial statements as of and for the years ended December 31, 1994 through 1998 and unaudited financial statements as of and for the three months ended March 31, 1999 (amounts in thousands, except per share data). The information is only a summary and you should read it together with Archstone's historical financial statements, and related notes, contained in the annual reports, quarterly reports and other information that Archstone files with the Securities and Exchange Commission.

                            Three
                            Months
                            Ended                   Year Ended December 31,
                          March 31,  ------------------------------------------------------
                             1999       1998       1997       1996       1995       1994
                          ---------- ---------- ---------- ---------- ---------- ----------
Operations Summary:
Total revenues..........  $  161,387 $  513,645 $  355,662 $  326,246 $  264,873 $  186,105
Property operating
 expenses...............      53,741    173,760    123,051    128,122    104,046     79,013
Interest expense........      27,018     83,350     61,153     35,288     19,584     19,442
General and
 administrative
 expenses...............       5,332     16,092     18,350     23,268     21,306     13,966
Nonrecurring
 expenses(1)............          --      2,193     71,707         --         --         --
Earnings from
 operations(1)..........      39,330    133,926     24,686     94,089     81,696     46,719
Gains on dispositions of
 depreciated real
 estate, net............       5,319     65,531     48,232     37,492      2,623         --
Preferred share cash
 distributions paid.....       5,691     20,938     19,384     24,167     21,823     16,100
Net earnings
 attributable to common
 shares.................      37,845    177,022     53,534    106,544     62,496     30,619
Common share cash
 distributions paid.....  $   53,364 $  165,190 $  105,547 $   90,728 $   76,804 $   46,121

Per Share Data:
Net earnings
 attributable to common
 shares:
 Basic EPS (1)..........  $     0.27 $     1.49 $     0.65 $     1.46 $     0.93 $     0.66
 Diluted EPS (1)........        0.27       1.49       0.65       1.44       0.93       0.65
Common share cash
 distributions paid.....        0.37       1.39       1.30       1.24       1.15       1.00
Series A Preferred Share
 cash distributions
 paid...................        0.50       1.87       1.75       1.75       1.75       1.75
Series B Preferred Share
 cash distributions
 paid...................        0.56       2.25       2.25       2.25       1.36         --
Series C Preferred Share
 cash distributions
 paid...................  $     0.54 $     1.08 $       -- $       -- $       -- $       --
Weighted-average common
 shares outstanding--
 basic..................     141,295    118,592     81,870     73,057     67,052     46,734
Weighted-average common
 shares outstanding--
 diluted................     141,300    125,825     81,908     84,340     78,315     57,987

                              At                        At December 31,
                          March 31,  ------------------------------------------------------
                             1999       1998       1997       1996       1995       1994
                          ---------- ---------- ---------- ---------- ---------- ----------
Financial Position:
Real estate owned, at
 cost...................  $4,993,234 $4,869,801 $2,604,919 $2,153,363 $1,855,866 $1,296,288
Mortgage notes
 receivable.............     211,101    211,967    285,238    189,829     15,844     22,597
Total assets............   5,083,621  5,059,898  2,805,686  2,282,432  1,840,999  1,295,778
Unsecured credit
 facilities.............     387,843    264,651    231,500    110,200    129,000    102,000
Long-term unsecured
 debt...................   1,231,089  1,231,167    630,000    580,000    200,000    200,000
Mortgages payable.......     712,327    676,613    265,652    217,188    158,054     93,624
Total liabilities.......   2,484,556  2,410,114  1,265,250  1,014,924    565,331    455,136
Redeemable preferred
 shares.................     267,343    272,515    240,210    267,374    335,000    230,000
Shareholders' equity....  $2,578,746 $2,628,325 $1,540,436 $1,267,508 $1,275,668 $  840,642
Number of common shares
 outstanding............     138,988    143,313     92,634     75,511     72,211     50,456

                           Three
                          Months
                           Ended                 Year Ended December 31,
                         March 31,  -----------------------------------------------------
                           1999       1998       1997       1996       1995       1994
                         ---------  ---------  ---------  ---------  ---------  ---------
Other Data:
Net earnings
 attributable to common
 shares................. $ 37,845   $ 177,022  $  53,534  $ 106,544  $  62,496  $  30,619
Add (deduct):
Depreciation on real
 estate investments.....   32,797      96,337     52,893     44,887     36,685     24,614
Provision for possible
 loss on investments....    2,000       4,700      3,000         --        420      1,600
Gain on dispositions of
 depreciated real
 estate, net............   (5,319)    (65,531)   (48,232)   (37,492)    (2,623)        --
Nonrecurring expenses
 and extraordinary
 items, net.............    1,113       3,690     71,707        739         --         --
Other...................      (29)       (662)    (1,281)      (141)        --         --
                         --------   ---------  ---------  ---------  ---------  ---------
Funds from operations
 attributable to common
 shares(2)--basic.......   68,407     215,556    131,621    114,537     96,978     56,833
Series A Convertible
 Preferred Share
 distributions..........    2,250       9,332      9,934     14,717     16,100     16,100
                         --------   ---------  ---------  ---------  ---------  ---------
Funds from operations
 attributable to common
 shares(2)--diluted..... $ 70,657   $ 224,888  $ 141,555  $ 129,254  $ 113,078  $  72,933
                         ========   =========  =========  =========  =========  =========
Weighted-average common
 shares outstanding--
 diluted................  148,419     125,825     90,230     84,340     78,315     57,987
                         --------   ---------  ---------  ---------  ---------  ---------
Net cash provided by
 operating activities... $ 52,009   $ 221,534  $ 159,724  $ 143,939  $ 121,795  $  94,625
Net cash used in
 investing activities... $(34,104)  $(309,145) $(403,112) $(360,935) $(294,488) $(368,515)
Net cash provided by
 financing activities... $  1,465   $  92,803  $ 242,672  $ 195,720  $ 191,520  $ 276,457

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(1) Nonrecurring expenses in 1998 include $1.1 million in integration costs associated with the merger of Security Capital Atlantic Incorporated into Archstone and $1.1 million associated with the introduction of Archstone's national branding strategy. In 1997, the non-recurring expense represents the impact of a one-time non-cash charge of $71.7 million associated with the costs incurred in acquiring the companies that provided Archstone with real estate investment trust management and property management services from an affiliate. These one-time charges were not deducted for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense in 1998 and 1997.

(2) Archstone believes that funds from operations is helpful to the reader as a measure of the performance of an equity real estate investment trust because, along with cash flow from operating, investing and financing activities, it provides the reader with an indication of the ability of Archstone to incur and service debt, to make capital expenditures, to make common share and preferred share distributions and to fund other cash needs. Funds from operations should not be considered as an alternative to net earnings or any other generally accepted accounting principles measurement of performance as an indicator of Archstone's operating performance or as an alternative to cash flow from operating, investing or financing activities as a measure of liquidity. The funds from operations measure presented by Archstone, while consistent with the National Association of Real Estate Investment Trusts' definition, will not be comparable to similarly titled measures of other real estate investment trusts that do not compute funds from operations in a manner consistent with Archstone. Funds from operations is not intended to represent cash available to shareholders. Cash distributions paid to shareholders are summarized above.

                          ARCHSTONE COMMUNITIES TRUST

      Archstone is a leading real estate operating company, which was formed in 1963. Archstone's principal focus is the acquisition, development, redevelopment, operation and long-term ownership of apartment communities in markets and sub-markets with strong economic fundamentals and high barriers to entry across the United States. As of March 31, 1999, Archstone had 291 apartment communities, representing 85,810 units, including 16,865 units in its development pipeline. Archstone's principal focus is to generate long-term sustainable growth in net operating income and cash flow from operations in order to maximize shareholder value. In addition, Archstone expects to create significant value by building a well-known brand image and reputation for quality around its products and services.

Recent Accomplishments

  . In May 1999, Archstone announced its entry into the greater Boston metropolitan market with $75.8 million in initial investments. Archstone has completed two transactions in locations with attractive supply and demand fundamentals and excellent proximity to key employment and transportation corridors.

  . For the three months ended March 31, 1999, net operating income for Archstone's same-store communities increased 5.2% over the same period of 1998, with a 17.5% increase in same-store net operating income in California.

  . During the three months ended March 31, 1999, Archstone completed $113.1 million of dispositions, producing aggregate gains of $5.3 million and redeployed the capital into new investments which Archstone believes have excellent long-term growth prospects.

  . Five development communities achieved stabilization during the three months ended March 31, 1999, adding a total of 1,153 units, representing a total expected investment at completion of $105.4 million, to Archstone's operating portfolio.

  . In July 1999, Archstone paid a second quarter distribution of $0.37 per common share, an 8.8% increase over the common share distribution paid during the second quarter of 1998. This distribution represents Archstone's 93rd consecutive quarterly common share distribution.

Investment Strategy

      Archstone uses its extensive commitment to research to identify investment opportunities that it believes will produce total returns in excess of its long-term cost of capital. Management believes Archstone's cost of equity capital is 13-14%, which when combined with current long-term debt rates, gives Archstone a weighted average long-term cost of capital of approximately 10-10.5%. Archstone only makes an investment when the total return, which includes the initial yield plus continued growth in net operating income, is expected to exceed Archstone's long-term cost of capital.

      Archstone focuses its investment activities on those markets characterized by (i) attractive long-term economic fundamentals, (ii) high barriers to entry against new supply, and (iii) expensive single-family housing. Barriers to entry exist when there is a very limited amount of land zoned for apartment community development, and where local municipalities are reluctant to zone additional land for apartment communities. Examples of high-barrier markets include the Washington, D.C. metropolitan area, the San Francisco Bay area, and San Diego-all markets where Archstone has established a strategic long-term presence that it plans to increase over time. Archstone believes that the consistent increases in demand and limited competition typical of its target markets maximizes Archstone's ability to produce sustainable long-term cash flow growth.

      Archstone is a fully integrated operating company that executes its investment strategy through the following four internal capabilities:

      1. Development. Archstone places considerable emphasis on the creation of value through the development of carefully planned apartment communities. As of March 31, 1999, Archstone's communities under construction had a total expected investment cost of $904.4 million (of this amount, approximately $440.0 million relates to communities which were in lease-up). Through March 31, 1999, Archstone had funded $645.0 million or 71% of the total expected investment cost of construction of these development communities and had unfunded commitments for only $259.4 million. Archstone's industry-leading development team includes 58 locally based professionals with a proven track record in the development of apartment communities. Archstone has completed and stabilized over $1.0 billion of apartment communities since 1993 and expects to stabilize approximately $450.0 million of apartment communities in 1999 and 2000. Based on its customer research, Archstone's new development communities are designed to offer customers a high level of amenities at an attractive price, including computer alcoves, high-speed data access, extensive sound-proofing, fitness centers, theaters and business centers. Additionally, Archstone is redeveloping a number of its existing communities to include these amenities.

      Archstone minimizes development risk through the implementation of a disciplined strategy that includes: (i) land purchase contracts contingent on entitlements and permits to eliminate entitlement risk; (ii) guaranteed maximum price contracts with qualified third party construction companies to mitigate construction risk; and (iii) extensive real estate research to minimize market risk. Management expects Archstone's development capability to be a key contributor to its growth, as communities are completed and stabilized at attractive yields during the next several years.

      2. Dispositions. Archstone continues to pursue favorable opportunities to dispose of assets that no longer meet Archstone's long-term investment criteria and redeploy the proceeds into new investments in markets and submarkets with high barriers to entry. Through March 31, 1999, Archstone's experienced disposition team has disposed of more than $1.3 billion of assets since the inception of its asset optimization strategy in 1995, generating aggregate gains of $167.5 million (including $161.6 million of Security Capital Atlantic dispositions producing gains of $8.3 million prior to the July 1998 merger between Security Capital Atlantic and Archstone). Archstone has recently exited a number of secondary markets with limited barriers to entry that do not meet Archstone's long-term investment criteria, including Greenville, South Carolina; Columbus, Ohio; Sacramento, California; Sarasota, Florida; and Santa Fe, New Mexico. Over the next 18 to 24 months, Archstone plans to exit a number of other secondary markets that are not consistent with its long-term investment strategy. The proceeds from dispositions in these markets will provide a significant source of incremental capital to fund future investments.

      3. Acquisitions. Archstone has proven acquisition capabilities, with more than $2.5 billion (excluding the 91 apartment communities acquired in the merger with Security Capital Atlantic, totaling $1.5 billion) in acquisitions completed since 1992. However, in mid-1997, Archstone determined that pricing for acquisitions had become relatively unattractive. Since that time, Archstone's dispositions have been approximately equal to its acquisitions, excluding assets acquired in the merger with Security Capital Atlantic. Virtually all of Archstone's acquisitions during the three months ended March 31, 1999 were funded from disposition proceeds through tax-deferred exchanges.

      Archstone's network of locally-based acquisition professionals allows Archstone to continue to take advantage of selected opportunities in markets with strong growth prospects as they become available.

      4. Redevelopment. Archstone has significant experience adding value to existing apartment communities through redevelopment. Archstone's redevelopment strategy is to reposition well-located assets through major redevelopments, including upgrades to interiors, exteriors, landscaping and amenities. This strategy has been particularly successful in certain markets where it is generally difficult to develop new products due to a shortage of land suitable for development of apartments or onerous zoning restrictions. In addition, Archstone has invested in revenue-enhancing capital expenditures such as building garages, carports and storage facilities, and also expense-reducing expenditures, by implementing initiatives such as water submetering systems and xeriscaping.

      Archstone's sophisticated investment strategy is designed to maximize the return on its invested capital. Archstone establishes targeted capital allocations for each of its markets using a proprietary model. Archstone's extensive investment and market research is used to update this model every six months, providing the foundation for a disciplined approach to investing in real estate. By executing this investment strategy through the internal investment capabilities discussed above, Archstone expects to solidify its position over the next two years as a company with core long-term investments concentrated in markets and submarkets with strong economic fundamentals and significant supply constraints.

Customer-Focused Operations

      Archstone is dedicated to maximizing its communities' performance by providing high-quality lifestyle services to its customers in a consistent manner across its diverse portfolio. Archstone actively pursues the ongoing development of innovative ideas and programs designed to enhance the customer experience with the Archstone brand, while also increasing cash flow generated from operations.

      Management believes that consistent delivery of customer service provides the platform for the development of a strong, enduring brand identity. Since 1992, Archstone has dedicated significant resources to the recruiting, training and development of customer-focused associates. Archstone believes that its associates provide the foundation for the delivery of consistent, high quality customer service across Archstone's portfolio.

      In 1998, Archstone launched its Seal of ServiceSM program, which allows Archstone to consistently offer unconditional customer service guarantees at all of its communities. To management's knowledge, no other apartment company offers similar service programs on an unconditional basis. The Seal of ServiceSM program, which emulates successful customer service programs from other highly competitive industries, is designed to create customer loyalty and trust while setting a new service standard for the apartment industry. The program is fully operational at each Archstone community and its features include:

  . 100% Move-In Satisfaction Guarantee allows a customer to live in an Archstone community for the first 30 days of his/her lease, and move out for any reason whatsoever without penalty, if not completely satisfied.

  . One-Day Service Guarantee ensures that an Archstone associate will respond to service requests within one day of the request.

  . The Archstone Relocation Guarantee allows a customer to relocate to another Archstone community anywhere in the United States without completing his/her lease term or making a new security deposit.

  . The Archstone Rewards Program allows customers to benefit from long-term residency at a single Archstone apartment through receipt of complimentary services, such as carpet cleaning and repainting, based on tenure.

  . The Customer Service Connection consists of a toll-free number and an e-mail address to provide customers with an avenue to share comments and suggestions.

      Through extensive customer research, Archstone believes it has identified a distinct opportunity to build an enduring brand identity around its services to its customers. Archstone is committed to being viewed as a service leader and not solely as a real estate company. This innovative approach to its business is expected to create significant incremental value for Archstone by increasing customer preference for Archstone's products and services.

Conservative Balance Sheet Management

      Archstone is committed to preserving its strong balance sheet and to maintaining financial flexibility. One of Archstone's primary objectives is to structure its balance sheet in order to have access to capital when few other real estate operating companies do. Archstone believes that its conservative balance sheet management will allow Archstone to take advantage of compelling investment opportunities that it believes are more likely to emerge in a capital-constrained environment.

      During the three months ended March 31, 1999, Archstone financed its investment activity primarily through internally generated cash flow from operations, asset dispositions, and the issuance of long-term debt. To minimize refinancing risk, Archstone's balance sheet is carefully managed so that Archstone does not face liquidity issues in a given quarter or year. Archstone had a total of $462.2 million of undrawn capacity on its existing unsecured credit facilities as of March 31, 1999, and $4.0 billion of unencumbered assets. Archstone's long-term debt is structured to create a relatively level principal maturity schedule, without excessive repayment obligations in any future year. Archstone has only $35.5 million of total debt maturing during 1999, and $76.8 million maturing during 2000. In addition, Archstone has a significant equity base, with a total equity market capitalization of approximately $3.1 billion as of March 31, 1999.

                                USE OF PROCEEDS

      The net proceeds from the sale of the Series D Preferred Shares are
expected to be approximately $      million, after deducting underwriting
discounts and offering expenses payable by Archstone (approximately $ million if the underwriters' over-allotment option is exercised in full). The net proceeds will be used to repay a portion of the borrowings under Archstone's $750 million unsecured revolving line of credit with Chase Bank of Texas, National Association, as agent for a group of lenders. At July 26, 1999, $478.0 million in borrowings were outstanding under the line of credit. Amounts repaid under the line of credit may be reborrowed and Archstone expects to make additional borrowings under the line of credit following this offering for the development and acquisition of multifamily communities and for working capital purposes. The line of credit bears interest at the greater of prime or the federal funds rate plus 0.50% or, at Archstone's option, LIBOR (5.19% at July 26, 1999) plus 0.65%. The spread over LIBOR can vary from LIBOR plus 0.50% to LIBOR plus 1.25% based upon the rating of Archstone's long term unsecured senior notes. The line of credit is scheduled to mature on July 7, 2001 at which time it may be converted into a two-year term loan at Archstone's option.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

      For the purpose of computing these ratios, (a) "earnings" consist of earnings from operations plus fixed charges other than capitalized interest and
(b) "fixed charges" consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.

       Historical                           Historical
      Three Months                          Year Ended
         Ended                             December 31,
       March 31,          ------------------------------------------------------------------------
          1999            1998           1997(1)           1996           1995           1994
      ------------        ----           -------           ----           ----           ----
          1.6x            1.6x            0.9x             1.7x           1.9x           1.6x

--------
(1) Earnings from operations for 1997 included a one time, non-cash charge of $71.7 million associated with costs incurred in acquiring the management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and preferred share dividends by $12.3 million. Excluding this charge, the ratio of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 1997 would be 1.6x.

                                   MANAGEMENT

      The following table identifies the senior executive officers of
Archstone:

Name                                       Title
----                                       -----
R. Scot Sellers........................... Chairman and Chief Executive Officer
Patrick R. Whelan......................... Chief Operating Officer
Charles E. Mueller, Jr.................... Chief Financial Officer
Richard A. Banks.......................... Managing Director--West Region
J. Lindsay Freeman........................ Managing Director--East Region
Jay S. Jacobson........................... Managing Director--Central Region

      R. Scot Sellers-42-Trustee of Archstone since July 1998; Chairman and Chief Executive Officer of Archstone since December 1998, where he has overall responsibility for Archstone's strategic direction, investments and operations; Co-Chairman and Chief Investment Officer of Archstone from July 1998 to December 1998; President and Chief Executive Officer of Archstone from June 1997 to July 1998; from September 1994 to June 1997, Managing Director of Archstone, where he had overall responsibility for Archstone's investment strategy and implementation; Senior Vice President of Archstone from May 1994 to September 1994; from April 1993 to May 1994, Senior Vice President of Security Capital Group Incorporated, where he was responsible for portfolio acquisitions from institutional sources.

      Patrick R. Whelan-42-Chief Operating Officer of Archstone since December 1998, where he has overall responsibility for operations of Archstone; Managing Director of Archstone since December 1996; previously, President of Archstone's property manager, where he had overall responsibility for property management nationwide; Senior Vice President and Co-Manager of apartment acquisitions for Security Capital from February 1994 to October 1994; Senior Vice President of Trammell Crow Company (development, acquisition and management of commercial properties) from July 1986 to January 1994.

      Charles E. Mueller, Jr.-36-Chief Financial Officer of Archstone since December 1998, where he is responsible for corporate finance, accounting/reporting and investor relations; Vice President of Archstone from September 1996 to December 1998; prior thereto, he was with Security Capital Markets Group, where he provided financial services to Security Capital and its affiliates; from April 1994 to April 1995, he participated in the management development program of Security Capital.

      Richard A. Banks-51-Managing Director of Archstone since December 1997, where he is responsible for investments and operations in the West Region; Senior Vice President of Archstone from August 1997 to December 1997; from January 1995 to August 1997, President and Chief Executive Officer of Lincoln Residential Services, where he was responsible for all aspects of leading a full service property management company of approximately 40,000 apartment units in the western United States; from July 1993 to January 1995, Vice President of Lincoln Property Company, Irvine, California, with responsibility for overall management and revenue growth for the region.

      J. Lindsay Freeman-53-Managing Director of Archstone since July 1998, where he has responsibility for investments and operations in the East Region; Managing Director of Security Capital Atlantic from December 1997 to July 1998; Senior Vice President of Security Capital Atlantic from May 1994 to November 1997; previously, Senior Vice President and Operating Partner of Lincoln Property Company in Atlanta, Georgia, where he was responsible for acquisitions, financing, construction and management of apartment communities within the Atlantic region and oversaw operations of 16,000 apartment units.

      Jay S. Jacobson-46-Managing Director of Archstone since December 1997, where he is responsible for investments and operations in the Central Region; Senior Vice President from June 1996 to December 1997; Vice President from July 1993 to June 1996; from 1988 to July 1993, Vice President of Residential Development for Michael Swerdlow Companies, Inc. and Hollywood Inc., South Florida (real estate development/management companies under common control), where he was responsible for the planning and development of large scale single-family and apartment developments as well as other development properties.

                  DESCRIPTION OF THE SERIES D PREFERRED SHARES

      The summary of certain terms and provisions of the Series D Preferred Shares contained in this prospectus supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the articles supplementary relating to the Series D Preferred Shares and Archstone's Amended and Restated Declaration of Trust, as amended and supplemented, which are incorporated by reference herein. The following description of the particular terms of the Series D Preferred Shares supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Series D Preferred Shares set forth in the accompanying prospectus, to which reference is hereby made.

General

      Archstone's Board of Trustees is authorized to issue, from the authorized but unissued shares of beneficial interest of Archstone, preferred shares in series and to establish from time to time the number of preferred shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the shares of each such series. Archstone currently has outstanding 4,131,190 of its Cumulative Convertible Series A Preferred Shares of Beneficial Interest, $1.00 par value per share, 4,200,000 of its Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $1.00 par value per share, and 2,000,000 of its Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $1.00 par value per share. On July 27, 1999 the Board of Trustees authorized Archstone to classify and issue the Series D Preferred Shares. The Series D Preferred Shares rank on a parity with Archstone's other outstanding preferred shares with respect to distributions and liquidation proceeds.

      When issued, the Series D Preferred Shares will be validly issued, fully paid and, except as set forth in the accompanying prospectus under "Description of Common Shares--Shareholder Liability," nonassessable. The holders of the Series D Preferred Shares will have no preemptive rights with respect to any shares of the capital securities of Archstone or any other securities of Archstone convertible into or carrying rights or options to purchase any such shares. The Series D Preferred Shares will not be subject to any sinking fund or other obligation of Archstone to redeem or retire the Series D Preferred Shares. Unless otherwise redeemed by Archstone, the Series D Preferred Shares will have a perpetual term with no maturity.

      The transfer agent, registrar and distribution disbursing agent for the Series D Preferred Shares will be ChaseMellon Shareholder Services, LLC, New York, New York.

Distributions

      Holders of the Series D Preferred Shares shall be entitled to receive, when and as declared by the Board of Trustees out of funds legally available for the payment of distributions, cumulative, preferential cash distributions
at the rate of   % of the liquidation preference per annum (equivalent to
$      per share). Such distributions shall be cumulative from the date of original issue and shall be
payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the next succeeding business day (each such day being a "distribution payment date"). The first distribution, which will be paid on September 30, 1999, will be for less than a full quarter. Such distribution and any distribution payable on the Series D Preferred Shares for any partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the records of Archstone at the close of business on the applicable record date, which shall be on such date designated by the Board of Trustees for the payment of distributions that is not more than 50 nor less than 10 days prior to such distribution payment date (each such date being a "distribution record date").

      No distributions on Series D Preferred Shares shall be declared by the Board of Trustees or paid or set apart for payment by Archstone at such time as the terms and provisions of any agreement of Archstone, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

      Notwithstanding the foregoing, distributions on the Series D Preferred Shares will accrue whether or not Archstone has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are declared. Accrued but unpaid distributions on the Series D Preferred Shares will not bear interest. Holders of the Series D Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. See "Description of Preferred Shares--Dividends" in the accompanying prospectus.

      If, for any taxable year, Archstone elects to designate as "capital gain distributions" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended), any portion of the distributions (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares, then the portion of such designated amount that shall be allocable to the holders of Series D Preferred Shares shall be the amount that the total distributions (as determined for federal income tax purposes) paid or made available to the holders of the Series D Preferred Shares for the year bears to the total distributions paid or made available for the year to holders of all classes of shares.

      If any Series D Preferred Shares are outstanding, no full distributions shall be declared or paid or set apart for payment on any series of preferred shares of Archstone ranking, as to distributions, on a parity with or junior to the Series D Preferred Shares for any period unless full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the Series D Preferred Shares for all past distribution periods and the then current distribution period. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series D Preferred Shares and the shares of any other series of preferred shares ranking on parity as to distributions with the Series D Preferred Shares, all distributions declared upon Series D Preferred Shares and any other series of preferred shares ranking on a parity as to distributions with the Series D Preferred Shares shall be declared pro rata so that the amount of distributions declared per share on the Series D Preferred Shares and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued distributions per share on the Series D Preferred Shares and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series D Preferred Shares which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless full cumulative distributions on the Series D Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in common shares or other capital shares ranking junior to the Series D Preferred Shares as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common shares or any other capital shares of Archstone ranking junior to or on a parity with the Series D Preferred Shares as to distributions or upon liquidation, nor shall any common shares or any other capital shares of Archstone ranking junior to or on a parity with the Series D Preferred Shares as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by Archstone, except by conversion into or exchange for other capital shares of Archstone ranking junior to the Series D Preferred Shares as to distributions and upon liquidation.

      Any distribution payment made on Series D Preferred Shares shall first be credited against the earliest accrued but unpaid distribution due with respect to Series D Preferred Shares which remains payable.

Liquidation Rights

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Archstone, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of capital shares of Archstone ranking junior to the Series D Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of Archstone, the holders of Series D Preferred Shares shall be entitled to receive out of assets of Archstone legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference ($25.00 per share), plus an amount equal to all distributions accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Shares will have no right or claim to any of the remaining assets of Archstone. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Archstone are insufficient to pay the amount of the liquidating distributions on all outstanding Series D Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of Archstone ranking on a parity with the Series D Preferred Shares in the distribution of assets, then the holders of the Series D Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of Series D Preferred Shares and all other classes or series of capital shares of Archstone ranking on a parity with the Series D Preferred Shares in the distribution of assets, the remaining assets of Archstone shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Series D Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Archstone with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of Archstone, shall not be deemed to constitute a liquidation, dissolution or winding up of Archstone.

Redemption

      The Series D Preferred Shares are not redeemable prior to           ,
2004. On and after           , 2004, Archstone, at its option upon not less
than 30 nor more than 90 days' written notice, may redeem the Series D Preferred Shares, in whole or in part, at any time or from time to time, for
cash at a redemption price of $      per share, plus all accrued and unpaid
distributions thereon to the date fixed for redemption, without interest. The redemption price of the Series D Preferred Shares (other than the portion thereof consisting of accrued and unpaid distributions) is payable solely out of the sale proceeds of other capital shares of Archstone, which may include other series of preferred shares. Holders of Series D Preferred Shares to be redeemed shall surrender such Series D Preferred Shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If fewer than all of the outstanding Series D Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Archstone and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by Archstone.

      Unless full cumulative distributions on all Series D Preferred Shares and all shares ranking on a parity with the Series D Preferred Shares with respect to the payment of distributions and amounts upon liquidation, dissolution and winding up (referred to as parity shares) shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no Series D Preferred Shares or parity shares shall be redeemed unless all outstanding Series D Preferred Shares and parity shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series D Preferred Shares or parity shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D Preferred Shares or parity shares, as the case may be. Furthermore, unless full cumulative distributions on all outstanding Series D Preferred Shares and parity shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, Archstone shall not purchase or otherwise acquire directly or indirectly any Series D Preferred Shares or parity shares (except by conversion into or exchange for capital shares of Archstone ranking junior to the Series D Preferred Shares and parity shares as to distributions and upon liquidation).

      Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series D Preferred Shares at the address shown on the share transfer books of Archstone. Each notice shall state: (i) the redemption date; (ii) the number of Series D Preferred Shares to be redeemed; (iii) the redemption price of $25.00 per Series D Preferred Share, plus any accrued and unpaid distributions through the date of redemption; (iv) the place or places where certificates for Series D Preferred Shares are to be surrendered for payment of the redemption price; and
(v) that distributions on the Series D Preferred Shares will cease to accrue on such redemption date. If fewer than all Series D Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series D Preferred Shares to be redeemed from each such holder. If notice of redemption of any Series D Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Archstone in trust for the benefit of the holders of Series D Preferred Shares so called for redemption, then from and after the redemption date, distributions will cease to accrue on the Series D Preferred Shares, such Series D Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

      The holders of Series D Preferred Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to such Series D Preferred Shares on the corresponding distribution payment date notwithstanding the redemption thereof between such distribution record date and the corresponding distribution payment date or Archstone's default in the payment of the distribution due. Except as provided above, Archstone will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series D Preferred Shares which have been called for redemption.

      The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to preserve Archstone's status as a real estate invesmtent trust as defined in the Internal Revenue Code, the Series D Preferred Shares may be subject to redemption as described in "Description of Preferred Shares--Restrictions on Ownership" in the accompanying prospectus. Any such redemption would apply only to shares held, directly or indirectly, by those shareholders with concentrated share ownership that would violate the preferred shares ownership limit provision. In addition, the number of shares subject to such a redemption would be limited to that number of concentrated shares sufficient in the opinion of the Board of Trustees to maintain or bring the ownership of shares into conformity with the preferred shares ownership limit provision. See "Description of Preferred Shares--Restrictions on Ownership" in the accompanying prospectus.

Voting Rights

      Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series D Preferred Shares will have no voting rights.

      If six quarterly distributions (whether or not consecutive) payable on the Series D Preferred Shares or any parity shares are in arrears, whether or not earned or declared, the number of trustees then constituting the Board of Trustees will be increased by two, and the holders of Series D Preferred Shares, voting together as a class with the holders of any other series of parity shares, including the outstanding Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares (any such other series, being "voting preferred shares"), will have the right to elect two additional trustees to serve on Archstone's Board of Trustees at any annual meeting of shareholders or a properly called special meeting of the holders of Series D Preferred Shares and such voting preferred shares and at each subsequent annual meeting of shareholders until all such distributions and distributions for the current quarterly period on the Series D Preferred Shares and such other voting preferred shares have been paid or declared and paid or set aside for payment. The term of office of all trustees so elected will terminate with the termination of such voting rights. For so long as Security Capital and certain of its affiliates beneficially own in excess of 10% of the outstanding common shares, in any such vote by holders of Series D Preferred Shares and such other voting preferred shares, Security Capital and certain of its affiliates shall vote their Series D Preferred Shares and voting preferred shares, if any, in the same respective percentages as the Series D Preferred Shares and voting preferred shares that are not held by such persons.

      The approval of two-thirds of the outstanding Series D Preferred Shares and all other series of voting preferred shares similarly affected, voting as a single class, is required in order to (i) amend Archstone's Amended and Restated Declaration of Trust to affect materially and adversely the rights, preferences or voting power of the holders of the Series D Preferred Shares or the voting preferred shares, (ii) enter into a share exchange that affects the Series D Preferred Shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into Archstone, unless in each such case each Series D Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption thereof identical to that of a Series D Preferred Share (except for changes that do not materially and adversely affect the holders of the Series D Preferred Shares) or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the Series D Preferred Shares with respect to the payment of distributions or amounts upon liquidation, dissolution or winding up. However, Archstone may create additional classes of parity shares and shares ranking junior to the Series D Preferred Shares as to distributions or upon liquidation (each, referred to as "junior shares"), increase the authorized number of parity shares and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of Series D Preferred Shares.

      Except as provided above and as required by law, the holders of Series D Preferred Shares are not entitled to vote on any merger or consolidation involving Archstone or a sale of all or substantially all of the assets of Archstone.

Conversion

      The Series D Preferred Shares are not convertible into or exchangeable for any other property or securities of Archstone.

Restrictions on Ownership

      For information regarding restrictions on ownership of the Series D Preferred Shares, see "Description of Preferred Shares--Restrictions on Ownership" in the accompanying prospectus.

                       FEDERAL INCOME TAX CONSIDERATIONS

      The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, this section does not discuss foreign, state, or local taxation.

      This prospectus supplement does not address the taxation of Archstone or the impact on Archstone of its election to be taxed as a real estate investment trust. Those matters are addressed in the accompanying prospectus under "Federal Income Tax Considerations--Taxation of Archstone." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series D Preferred Shares.

      Dividends and Other Distributions. For a discussion regarding the taxation of dividends and other distributions, see "Federal Income Tax Considerations--Taxation of Archstone's Shareholders" in the accompanying prospectus.

      Backup Withholding. For a discussion of backup withholding, see "Federal Income Tax Considerations--Taxation of Archstone's Shareholders--Backup Withholding" in the accompanying prospectus.

      Sale or Exchange of Series D Preferred Shares. Upon the sale or exchange of Series D Preferred Shares to a party other than Archstone, a holder of Series D Preferred Shares will realize a capital gain or loss measured by the difference between the amount realized on the sale or other disposition and the holder's adjusted tax basis in the Series D Preferred Shares, provided the Series D Preferred Shares are held as a capital asset. This gain or loss will be a long term capital gain or loss if the holder's holding period for the Series D Preferred Shares is more than one year at the time of the sale or exchange. Further, any loss on a sale of Series D Preferred Shares which were held by the holder for six months or less and on which a capital gain dividend was received will be treated as a long term capital loss, up to the amount of the capital gain dividend received on those such shares.

      Redemption of Series D Preferred Shares. The treatment to be accorded to any redemption by Archstone of Series D Preferred Shares can only be determined on the basis of particular facts as to each holder of Series D Preferred Shares at the time of redemption. In general a preferred holder will recognize capital gain or loss measured by the difference between the amount realized by the holder upon the redemption and the holder's adjusted tax basis in the Series D Preferred Shares redeemed, provided the Series D Preferred Shares are held as a capital asset, if the redemption (i) results in a "complete termination" of the holder's share interest in all classes of shares of Archstone under Section 302(b)(3) of the Internal Revenue Code, (ii) is "substantially disproportionate" with respect to the holder's interest in Archstone under
Section 302(b)(2) of the Internal Revenue Code (which will not be the case if only Series D Preferred Shares are redeemed, since they generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the holder of Series D Preferred Shares under Section 302(b)(1) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular holder of Series D Preferred Shares depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine the tax treatment to them.

      A "substantially disproportionate" reduction in the interest of a holder of Series D Preferred Shares will have occurred if, as a result of the redemption, (1) the holder's ownership of all of the outstanding voting shares of Archstone is reduced immediately after the redemption to less than 80% of the holder's percentage interest in the shares immediately before the redemption; (2) the holder's percentage ownership of the common shares after and before the redemption meets the same 80% requirement; and (3) the holder owns, immediately after the redemption, less than 50% of the total combined voting power of all classes of shares entitled to vote. Based upon current law, it is possible that a redemption of Series D Preferred Shares from a holder of Series D Preferred Shares would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances. The application of these tests to a redemption of Series D Preferred Shares is unclear, and a holder of Series D Preferred Shares intending to rely on any of these tests at the time of redemption should consult its own tax adviser to determine their application to its particular situation.

      If the redemption does not meet any of the tests under Section 302 of the Internal Revenue Code, then the redemption proceeds received from the Series D Preferred Shares will be treated as a distribution on the Series D Preferred Shares as described under "Federal Income Tax Considerations-- Taxation of Archstone's Shareholders" in the accompanying prospectus. If the redemption is taxed as a dividend, the holder's adjusted tax basis in the Series D Preferred Shares will be transferred to any other shareholdings of the holder in Archstone. If, however, the shareholder has no remaining shareholdings in Archstone, such basis could be transferred to a related person or it may be lost.

                                  UNDERWRITING

General

      Subject to the terms and conditions contained in the underwriting agreement, Archstone has agreed to sell to each of the underwriters named below, and each of the underwriters named below has severally agreed to purchase from Archstone, the respective number of Series D Preferred Shares set forth after its name below. The obligations of the underwriters are subject to various conditions. The underwriters must purchase all of the shares if they purchase any.

                                                                Number of Series
                                                                       D
                             Underwriter                        Preferred Shares
                             -----------                        ----------------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated....................................
      A.G. Edwards & Sons, Inc.................................
      PaineWebber Incorporated.................................
      Prudential Securities Incorporated.......................
                                                                  -----------
          Total................................................
                                                                  ===========

Commissions and Discounts

      The underwriters have advised Archstone that they propose initially to offer the Series D Preferred Shares to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a discount not in excess
of $      to certain other dealers. After the offering, the public offering price, concession and discounts may be changed.

Over-Allotment Option

      Archstone has granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up
to an aggregate of            additional Series D Preferred Shares at the price
to the public set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Series D Preferred Shares which the number of Series D Preferred Shares to be purchased by it shown in the foregoing table bears to the Series D Preferred Shares offered by this prospectus supplement.

      The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to Archstone. The amounts are shown assuming both no exercise and full exercise of the underwriters'
option to purchase            Series D Preferred Shares.

                                                             Per  Without  With
                                                            Share Option  Option
                                                            ----- ------- ------
      Public Offering Price................................  $      $      $
      Underwriting Discount................................  $      $      $
      Proceeds, before expenses, to Archstone..............  $      $      $

      Archstone expects to incur expenses of approximately $130,000 in connection with this offering. These expenses are estimated to include printing costs of $40,000, legal fees of $30,000, accounting fees of $15,000, New York Stock Exchange listing fees of $30,000 and miscellaneous expenses of $15,000.

Price Stabilization and Short Positions

      Until the distribution of the Series D Preferred Shares is completed, certain rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase Series D Preferred Shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the Series D Preferred Shares. Such transactions consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Series D Preferred Shares.

      If the underwriters create a short position in the Series D Preferred Shares in connection with this offering (i.e., if they sell more Series D Preferred Shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce the short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither Archstone nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series D Preferred Shares. In addition, neither Archstone nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

New York Stock Exchange Listing

      Archstone intends to file an application to list the Series D Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series D Preferred Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series D Preferred Shares. The underwriters have advised Archstone that they intend to make a market in the Series D Preferred Shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make such market in the Series D Preferred Shares, however, and may cease market-making activities if commenced at any time.

      Archstone has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

      In the ordinary course of their business, certain of the underwriters and their affiliates provide investment banking, advisory and other financial services to Archstone for which they receive customary fees.

                   VALIDITY OF THE SERIES D PREFERRED SHARES

      The validity of the Series D Preferred Shares offered hereby will be passed upon for Archstone by Mayer, Brown & Platt, Chicago, Illinois and for the underwriters by Andrews & Kurth L.L.P., Washington, D.C. Mayer, Brown & Platt and Andrews & Kurth L.L.P. will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP with respect to certain matters of Maryland law.

                                    EXPERTS

      The financial statements, of Archstone as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 and the related schedule, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      With respect to the unaudited condensed interim financial information for the periods ended March 31, 1999 and 1998 of Archstone, incorporated by reference herein, KPMG LLP have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in Archstone's quarterly report on Form 10-Q for the quarter ended March 31, 1999, incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the Securities Act.

PROSPECTUS

                          ARCHSTONE COMMUNITIES TRUST

                                 $750,000,000*

             Common Shares Preferred Shares Debt Securities Rights

                                ---------------

  Archstone will provide specific terms of these securities in supplements to this Prospectus. You should carefully read this Prospectus and any supplement before you invest.

* Pursuant to Rule 429 under the Securities Act of 1933, as amended (the "Se-curities Act"), this Prospectus also relates to an additional $77,229,900 of the Common Shares, Preferred Shares and Debt Securities which were regis-tered under a previous registration statement.

                                ---------------

These securities have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                ---------------

               The date of this Prospectus is December 23, 1998

                             ABOUT THIS PROSPECTUS

  This prospectus (the "Prospectus") is part of a registration statement that Archstone Communities Trust, formerly known as Security Capital Pacific Trust ("Archstone"), filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf process, Archstone may, over the next two years, sell any combination of the securities described in this Prospectus (the "Offered Securities") in one or more offerings up to a total dollar amount of $750,000,000. This Prospectus provides you with a general description of the securities Archstone may offer. Each time Archstone sells securities, Archstone will provide a prospectus supplement (each supplement, a "Prospectus Supplement") that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with the additional information described under the heading "Where You Can Find More Information".

                      WHERE YOU CAN FIND MORE INFORMATION

  Archstone is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Commission. You may read and copy any materials Archstone files with the Commission at the Commission's Public Reference Rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Archstone's Commission filings are also available to the public over the Internet at the Commission's web site at http://www.sec.gov. Archstone's outstanding Common Shares, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares are listed on the New York Stock Exchange ("NYSE") under the symbols "ASN," "ASN.PFA," "ASN.PFB" and "ASN.PFC," respectively, and all such reports, proxy statements and other information filed by Archstone with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

  Archstone has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the Offered Securities. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain parts of the Registration Statement are omitted from the Prospectus in accordance with the rules and regulations of the Commission. For further information, your attention is directed to the Registration Statement. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each case are qualified in all respects by reference to the copy of such document filed with the Commission.

  The Commission allows Archstone to "incorporate by reference" the information Archstone files with the Commission, which means that Archstone can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that Archstone files later with the Commission will automatically update and supersede this information. Archstone incorporates by reference the documents listed below:

  . Security Capital Pacific Trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

  . Security Capital Pacific Trust's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998;

  . Archstone's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1998 and September 30, 1998;

  . Security Capital Pacific Trust's Current Reports on Form 8-K filed March 4, 1998, April 3, 1998,
     April 23, 1998 and April 28, 1998;

  . Archstone's Current Reports on Form 8-K filed July 7, 1998, July 15, 1998 and September 1, 1998;

  . The description of the Common Shares contained in Security Capital Pacific Trust's registration statement on Form 8-A, as amended; and

  . The description of Security Capital Pacific Trust's preferred share purchase rights contained in Security Capital Pacific Trust's registration statement on Form 8-A, as amended.

  Archstone also incorporates by reference any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until Archstone sells all of the Offered Securities. You should be aware that any statement contained in this Prospectus or in a document incorporated by reference may be modified or superseded by a document filed with the Commission at a later date. Any statement which has been modified or superseded shall not be considered to constitute a part of this Prospectus.

  You may request a copy of these filings at no cost, by writing or telephoning Archstone at the following address or telephone number:

    Secretary
    Archstone Communities Trust
    7670 South Chester Street
    Englewood, Colorado 80112
    (303) 708-5959.

  You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. Archstone has not authorized anyone else to provide you with different information. Archstone is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                          ARCHSTONE COMMUNITIES TRUST

  Archstone is a real estate operating company focused on the acquisition, development, operation and long-term ownership of multifamily communities. Archstone is focused on markets that have strong economic fundamentals and high barriers to entry throughout the United States. Archstone's primary objective is creating sustainable long-term growth in per share cash flow, and it expects to generate significant internal growth from its well located operating communities and the completion and stabilization of new communities in its development pipeline.

  Archstone's commitment to fundamental real estate and customer research is the foundation for its growth strategy. This allows Archstone to invest capital into markets, products and new business opportunities that it believes have the greatest potential for long-term cash flow growth. Archstone's objective is to create a dominant national brand in the multifamily industry by emphasizing an extremely high level of customer service. Archstone believes that this unique, research driven strategy will continue to allow it to produce attractive long-term returns for its shareholders.

  Archstone was formed in 1963 and is organized as a real estate investment trust ("REIT") under the laws of Maryland. Its principal executive offices are located at 7670 South Chester Street, Englewood, Colorado 80112, and its telephone number is (303) 708-5959.

                                USE OF PROCEEDS

  Archstone will use the net proceeds from the sale of the Offered Securities for the development, acquisition and redevelopment of additional multifamily communities, as suitable opportunities arise, for the repayment of certain outstanding indebtedness at such time and for working capital and general corporate purposes.

                               RATIO INFORMATION

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                   Nine Months
                                      Ended            Twelve months Ended
                                  September 30,           December 31,
                                  -------------    ---------------------------
                                  1998    1997(1)  1997(1) 1996 1995 1994 1993
                                  ------  -------- ------- ---- ---- ---- ----
Ratio of earnings to fixed
 charges.........................    2.0       0.7   1.1   2.5  3.2  2.6  4.0
Ratio of earnings to combined
 fixed charges and Preferred
 Share dividends.................    1.6       0.6   0.9   1.7  1.9  1.6  3.4

--------
(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring its management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover: (i) fixed charges by $16.8 million for the nine months ended September 30, 1997 and (ii) combined fixed charges and Preferred Share dividends by $31.5 million and $12.3 million for the nine months ended September 30, 1997 and for the year ended December 31, 1997, respectively. Excluding this charge, the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and Preferred Share dividends for the nine months ended September 30, 1997 and for the year ended December 31, 1997 would be 1.9 and 2.0, respectively and 1.5 and 1.6, respectively.

  For the purpose of computing these ratios, "earnings" consist of earnings from operations plus fixed charges other than capitalized interest. "Fixed charges" consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the debt securities (the "Debt Securities") to which this Prospectus and any applicable Prospectus Supplement may relate. Archstone may issue Debt Securities under an Indenture, dated as of February 1, 1994, as supplemented by the First Supplemental Indenture, dated as of February 2, 1994 (as so supplemented, the "Indenture"), between Archstone and State Street Bank and Trust Company (the "Trustee"). The Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part and may be read at the corporate trust office of the Trustee at 225 Franklin Street, Boston, Massachusetts 02110 or as described above under "Where You Can Find More Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

General

  The Debt Securities will be direct, unsecured obligations of Archstone and will rank equally with all other unsecured and unsubordinated indebtedness of Archstone. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of Archstone's Board of Trustees (the "Board") or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

  There may be more than one Trustee under the Indenture, each with respect to one or more series of Debt Securities. Any Trustee may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

  Please refer to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such series of Debt Securities;

    (2) the aggregate principal amount of such series of Debt Securities and any limit on such principal amount;

    (3) the percentage of the principal amount at which the Debt Securities of such series will be issued and, if other than the full principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method by which any such portion shall be determined;

    (4) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

    (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (6) the date or dates, or the method by which such date or dates will be determined, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the

  Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the Person to whom, and the manner in which, such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year comprised of twelve 30-day months;

    (7) the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any) and interest and Additional Amounts, if any, on the Debt Securities of such series will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon Archstone in respect of such Debt Securities and the Indenture may be served;

    (8) the period or periods within which, the price or prices (including the premium or Make-Whole Amount, if any) at which, the currency or currencies in which, and the other terms and conditions upon which the Debt Securities of such series may be redeemed, as a whole or in part, at the option of Archstone, if Archstone is to have such an option;

    (9) the obligation, if any, of Archstone to redeem, repay or purchase the Debt Securities of such series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the date or dates upon which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the other terms and conditions upon which such Debt Securities shall be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (10) if other than United States dollars, the currency or currencies in which the Debt Securities of such series are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (11) whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on the Debt Securities of such series may be determined with reference to an index, formula or other method (which index, formula or method may be, but need not be, based on a currency or currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (12) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on the Debt Securities of such series are to be payable, at the election of Archstone or a Holder, in a currency or currencies, currency unit or units or composite currency or currencies, other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so payable;

    (13) any additions to, modifications of or deletions from the terms of such series of Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

    (14) whether the Debt Securities of such series will be issued in certificated or book-entry form;

    (15) whether the Debt Securities of such series will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and the terms and conditions relating thereto;

    (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture to such series of Debt Securities and any provisions in modification thereof, in addition thereto or in lieu thereof;

    (17) if the Debt Securities of such series are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

    (18) whether and under what circumstances Archstone will pay Additional Amounts as contemplated in the Indenture on the Debt Securities of such series in respect of any tax, assessment or governmental charge and, if so, whether Archstone will have the option to redeem such Debt Securities in lieu of making such payment; and

    (19) any other terms of such series of Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

  The Debt Securities may provide that less than the entire principal amount thereof will be paid if the maturity of the Debt Securities is accelerated, or bear no interest or bear interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations apply to Original Issue Discount Securities and will be described in the applicable Prospectus Supplement.

  Under the Indenture, Archstone will have the ability, in addition to the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

  Except as explained below under "Certain Covenants--Limitations on Incurrence of Debt," the Indenture contains no other provisions that would limit the ability of Archstone to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving Archstone or in the event of a change of control of Archstone. However, Archstone's Amended and Restated Declaration of Trust, as amended and supplemented (the "Declaration of Trust"), restricts beneficial ownership of Archstone's outstanding Shares (as defined below under "Description of Common Shares--General") by a single person, or persons acting as a group, to 9.8% of such Shares, with certain exceptions (including an exception for the ownership of up to 49% of such Shares in the case of Security Capital Group Incorporated ("Security Capital Group")). See "Description of Common Shares--Restriction on Size of Holdings." Additionally, the Articles Supplementary relating to Archstone's Cumulative Convertible Series A Preferred Shares of Beneficial Interest, par value $1.00 per share (the "Series A Preferred Shares"), Archstone's Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $1.00 per share (the "Series B Preferred Shares") and Archstone's Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $1.00 per share (the "Series C Preferred Shares") restrict beneficial ownership of the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares, respectively, by a person, or persons acting as a group, to 25% of the Series A Preferred Shares, Series B Preferred Shares or Series C Preferred Shares, as the case may be. Similarly, the Articles Supplementary for each series of Preferred Shares (as defined below under "Description of Preferred Shares--General") will contain certain provisions restricting the ownership and transfer of the Preferred Shares. See "Description of Preferred Shares--Restrictions on Ownership." These restrictions are designed to preserve Archstone's status as a REIT and, therefore, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of Archstone that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations, Interest, Registration and Transfer

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 225 Franklin Street, Boston, Massachusetts 02110; provided that, at the option of Archstone, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person to an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

  If any Interest Payment Date, Principal Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date, Principal Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in Boston, Massachusetts are not required or authorized by law or executive order to close. Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will no longer be payable to the Holder on the applicable Regular Record Date and either may be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but Archstone may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by Archstone with respect to any series of Debt Securities, Archstone may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts, except that Archstone will be required to maintain a transfer agent in each Place of Payment for such series. Archstone may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

  Neither Archstone nor the Trustee shall be required to (1) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (2) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (3) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

Merger, Consolidation or Sale

  Archstone may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that:

    (1) either Archstone shall be the continuing entity, or the successor entity (if other than Archstone) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and any interest (including Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;

    (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Archstone or any Subsidiary as a result thereof as having been incurred by Archstone or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and

    (3) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

Certain Covenants

  Limitations on Incurrence of Debt. Archstone will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of Archstone and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (1) Archstone's Total Assets (as defined below) as of the end of the calendar quarter covered in Archstone's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by Archstone or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004).

  In addition to the foregoing limitation on the incurrence of Debt, Archstone will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of Archstone or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of Archstone and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of Archstone or any Subsidiary is greater than 40% of Archstone's Total Assets (Section 1004).

  In addition to the foregoing limitations on the incurrence of Debt, Archstone will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that:

    (1) such Debt and any other Debt incurred by Archstone and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;

    (2) the repayment or retirement of any other Debt by Archstone and its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period);

    (3) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and

    (4) in the case of any acquisition or disposition by Archstone or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004).

  Existence. Except as permitted under "--Merger, Consolidation or Sale," Archstone will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that Archstone shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1005).

  Maintenance of Properties. Archstone will maintain and keep all of its properties used or useful in the conduct of its business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and will make all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of Archstone may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that Archstone and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1006).

  Insurance. Archstone will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007).

  Payment of Taxes and Other Claims. Archstone will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of Archstone or any Subsidiary and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Archstone or any Subsidiary; provided, however, that Archstone shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008).

  Provision of Financial Information. Whether or not Archstone is subject to
Section 13 or 15(d) of the Exchange Act, Archstone will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which Archstone would have been required to file with the Commission pursuant to such Section 13 and 15(d) (the "Financial Statements") if Archstone were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which Archstone would have been required so to file such documents if Archstone were so subject. Archstone will also in any event:

    (1) within 15 days of each Required Filing Date (x) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which Archstone would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if Archstone were subject to such Sections and (y) file with the Trustee copies of the annual reports, quarterly reports and other documents which Archstone would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if Archstone were subject to such Sections; and

    (2) if filing such documents by Archstone with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009).

  As used herein,

  "Acquired Debt" means Debt of a Person:

    (1) existing at the time such Person becomes a Subsidiary; or

    (2) assumed in connection with the acquisition of assets from such Person,

in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

  "Annual Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of Archstone and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock.

  "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

  "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of Archstone and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

    (1) interest on Debt of Archstone and its Subsidiaries;

    (2) provision for taxes of Archstone and its Subsidiaries based on income;

    (3) amortization of debt discount;

    (4) provisions for gains and losses on properties and property depreciation and amortization;

    (5) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period; and

    (6) amortization of deferred charges.

  "Debt" of Archstone or any Subsidiary means any indebtedness of Archstone or any Subsidiary, whether or not contingent, in respect of:

    (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments;

    (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by Archstone or any Subsidiary;

    (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;

    (4) the principal amount of all obligations of Archstone or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock; or

    (5) any lease of property by Archstone or any Subsidiary as lessee which is reflected on Archstone's Consolidated Balance Sheet as a capitalized lease in accordance with generally accepted accounting principles, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on Archstone's Consolidated Balance Sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by Archstone or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than Archstone or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by Archstone or any Subsidiary whenever Archstone or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

  "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise:

    (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise;

    (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or

    (3) is redeemable at the option of the holder thereof, in whole or in part,

in each case on or prior to the Stated Maturity of the series of Debt
Securities.

  "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, net as reflected in the financial statements of Archstone and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (1) the voting power of the voting equity securities or (2) in the case of a partnership or any other entity other than a corporation, the outstanding equity interest of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

  "Total Assets" as of any date means the sum of (1) Archstone's Undepreciated Real Estate Assets and (2) all other assets of Archstone determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

  "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of Archstone and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.

Events of Default, Notice and Waiver

  The following events are "Events of Default" with respect to any series of Debt Securities issued under the Indenture:

    (1) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series;

    (2) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity;

    (3) default in making any sinking fund payment as required for any Debt Security of such series;

    (4) default in the performance of any other covenant of Archstone contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture;

    (5) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of Archstone or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled;

    (6) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against Archstone or any of its Subsidiaries in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days;

    (7) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Archstone or any Significant Subsidiary or for all or substantially all of either of its property; and

    (8) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated by the Commission) of Archstone.

  If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and the Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to Archstone (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if:

    (1) Archstone shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee; and

    (2) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the Make-Whole Amount, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502).

The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

    (1) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series; or

    (2) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

  The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

  The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on, and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section 508).

  Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

  Within 120 days after the close of each fiscal year, Archstone must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010).

Modification of the Indenture

  Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby:

    (1) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security;

    (2) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security;

    (3) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security;

    (4) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;

    (5) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or

    (6) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities have the right to waive compliance by Archstone with certain covenants in the Indenture (Section 1012).

  Archstone and the Trustee may modify and amend the Indenture without the consent of any Holder of Debt Securities for any of the following purposes:

    (1) to evidence the succession of another Person to Archstone as obligor under the Indenture;

    (2) to add to the covenants of Archstone for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon Archstone in the Indenture;

    (3) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

    (4) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

    (5) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;

    (6) to secure the Debt Securities;

    (7) to establish the form or terms of Debt Securities of any series and any related coupons;

    (8) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

    (9) to cure any ambiguity, defect or inconsistency in the Indenture or to make any other changes, provided that in each case, such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

    (10) to close the Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, the Indenture under the TIA; or

    (11) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

  The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt
Securities:

    (1) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

    (2) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the United States dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the United States dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (1) above);

    (3) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of the Indenture; and

    (4) Debt Securities owned by Archstone or any other obligor upon the Debt Securities or any Affiliate of Archstone or of such other obligor shall be disregarded (Section 101).

  The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by Archstone or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of such series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the

Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of such series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series:

    (1) there shall be no minimum quorum requirement for such meeting; and

    (2) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

  Any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Indenture to be given or taken by a specified percentage in principal amount of the Holders of any or all series of Debt Securities may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing; and, except as otherwise expressly provided in the Indenture, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of the Indenture and (subject to Article Six of the Indenture) conclusive in favor of the Trustee and Archstone, if made in the manner specified above (Section 1507).

Discharge, Defeasance and Covenant Defeasance

  Archstone may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

  The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, Archstone may elect either:

    (1) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402); or

    (2) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1009, inclusive, of the Indenture (being the restrictions described under "--Certain Covenants") and, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by Archstone with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust may only be established if, among other things, Archstone has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

  "Government Obligations" means securities which are:

    (1) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

    (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

  Unless otherwise provided in the applicable Prospectus Supplement, if after Archstone has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series:

    (1) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security; or

    (2) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of:

    (1) a currency, currency unit or composite currency (other than the ECU or other currency unit) both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

    (2) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities; or

    (3) any currency unit or composite currency other than the ECU for the purposes for which it was established.

Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars (Section
101).

  In the event Archstone effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (4) under "--Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (7) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, Archstone would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

Registration and Transfer

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but Archstone may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). Archstone may at any time designate a transfer agent (in addition to the Trustee) with respect to any series of Debt Securities. If Archstone has designated such a transfer agent or transfer agents, Archstone may at any time rescind the designation of any such transfer agent or approve a change in the location at which any such transfer agent acts, except that Archstone will be required to maintain a transfer agent in each Place of Payment for such series (Section 1002).

  Neither Archstone nor the Trustee shall be required to (1) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (2) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (3) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

Book-Entry Procedures

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the applicable Prospectus Supplement relating to such series. Global Securities, if any, are expected to be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. Unless otherwise indicated in the applicable Prospectus Supplement, Archstone anticipates that the following provisions will apply to depository arrangements.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by Archstone if such Debt Securities are offered and sold directly by Archstone. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

  So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of Archstone, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Archstone expects that the Depository for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depository or its nominee. Archstone also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

  If a Depository for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by Archstone within 90 days, Archstone will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, Archstone may, at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by Archstone, of $1,000 and integral multiples thereof.

No Personal Liability

  No past, present or future trustee, officer, employee or shareholder, as such, of Archstone or any successor thereof shall have any liability for any obligations of Archstone under the Debt Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Debt Securities by accepting such Debt Securities waives and releases all such liability. The waiver and release are part of the consideration for the issue of Debt Securities (Section 111).

Trustee

  There may be more than one Trustee under the Indenture, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609), and except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

                        DESCRIPTION OF PREFERRED SHARES

General

  Subject to limitations prescribed by Maryland law and the Declaration of Trust, the Board is authorized to issue, from the authorized but unissued shares of beneficial interest of Archstone, shares of preferred stock ("Preferred Shares") in series and to establish from time to time the number of Preferred Shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each series, and such other subjects or matters as may be fixed by resolution of the Board or a duly authorized committee thereof. At December 1, 1998, Archstone had 4,756,615 of its Series A Preferred Shares issued and outstanding and held of record by 49 shareholders, 4,200,000 of its Series B Preferred Shares issued and outstanding and held of record by 253 shareholders and 2,000,000 of its Series C Preferred Shares issued and outstanding and held of record by 21 shareholders.

  Please refer to the Prospectus Supplement relating to the series of Preferred Shares being offered for the specific terms thereof, including:

    (1) The title and stated value of such series of Preferred Shares;

    (2) The number of shares of such series of Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to Preferred Shares of such series;

    (4) The date from which dividends on Preferred Shares of such series shall cumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for Preferred Shares of such series;

    (6) The provision for a sinking fund, if any, for Preferred Shares of such series;

    (7) The provision for redemption, if applicable, of Preferred Shares of such series;

    (8) Any listing of such series of Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which Preferred Shares of such series will be convertible into Common Shares, including the conversion price (or manner of calculation thereof);

    (10) Whether interests in Preferred Shares of such series will be represented by Global Securities;

    (11) Any other specific terms, preferences, rights, limitations or restrictions of such series of Preferred Shares;

    (12) A discussion of federal income tax considerations applicable to Preferred Shares of such series;

    (13) The relative ranking and preferences of Preferred Shares of such series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Archstone;

    (14) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Archstone; and

    (15) Any limitations on direct or beneficial ownership and restrictions on transfer of Preferred Shares of such series, in each case as may be appropriate to preserve the status of Archstone as a REIT.

Rank

  Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares of each Series will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Archstone, rank:

    (1) senior to all classes or series of Common Shares, and to all equity securities ranking junior to such series of Preferred Shares;

    (2) on a parity with all equity securities issued by Archstone the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares of such series; and

    (3) junior to all equity securities issued by Archstone the terms of which specifically provide that such equity securities rank senior to Preferred Shares of such series.

Dividends

  Holders of Preferred Shares of each series shall be entitled to receive, when, as and if declared by the Board, out of assets of Archstone legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of Archstone on such record dates as shall be fixed by the Board.

  Dividends on any series of the Preferred Shares may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Archstone will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Shares of Archstone of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless:

    (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period; or

    (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Shares does not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless:

    (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient of the payment thereof set apart for payment for all past dividend periods and the then current dividend period; or

    (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares or any other capital shares of Archstone ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares or any other capital shares of Archstone ranking junior to or on a parity with the

Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such series) by Archstone (except by conversion into or exchange for other capital shares of Archstone ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

Redemption

  If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of Archstone, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of Preferred Shares of such series that shall be redeemed by Archstone in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such series of Preferred Shares does not have a cumulative dividend, include any cumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of Archstone, the terms of such series of Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, Preferred Shares of such series shall automatically and mandatorily be converted into shares of the applicable capital shares of Archstone pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  However, unless:

    (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all Preferred Shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; or

    (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no Preferred Shares of any series shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless:

    (1) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; or

    (2) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period,

Archstone shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital shares of Archstone ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by Archstone and such shares may be redeemed pro rata from the holders of record of Preferred Shares of such series in proportion to the number of Preferred Shares of such series held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by Archstone.

  Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of Archstone. Each notice shall state:

    (1) the redemption date;

    (2) the number of shares and series of the Preferred Shares to be redeemed;

    (3) the redemption price;

    (4) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;

    (5) that dividends on the Preferred Shares to be redeemed will cease to accrue on such redemption date; and

    (6) the date upon which the holder's conversion rights, if any, as to such Preferred Shares shall terminate.

If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Archstone in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such Preferred Shares will terminate, except the right to receive the redemption price.

Liquidation Preference

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Archstone, then, before any distribution or payment is made to the holders of any Common Shares or any other class or series of shares of beneficial interest of Archstone ranking junior to such series of Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of Archstone, the holders of each series of Preferred Shares will be entitled to receive out of assets of Archstone legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any cumulation in respect of unpaid dividends for prior dividend periods if such series of Preferred Shares does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares of such series will have no right or claim to any of the remaining assets of Archstone. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Archstone are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares of such series and the corresponding amounts payable on all shares of other classes or series of capital shares of Archstone ranking on a parity with Preferred Shares of such series in the distribution of assets, then the holders of Preferred Shares of such series and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions are made in full to all holders of Preferred Shares of such series, the remaining assets of Archstone will be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares of such series upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Archstone with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of Archstone, shall not be deemed to constitute a liquidation, dissolution or winding up of Archstone.

Voting Rights

  Holders of the Preferred Shares of each series will not have any voting rights, except as set forth below or in the applicable Prospectus Supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Shares.

  If six (6) quarterly dividends (whether or not consecutive) payable on the Preferred Shares of such series or any other series of Preferred Shares ranking on a parity with such series of Preferred Shares with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up ("Parity Shares") are in arrears, whether or not earned or declared, the number of Trustees then constituting the Board will be increased by two (2), and the holders of Preferred Shares of such series, voting together as a class with the holders of any other series of Parity Shares (any such other series, the "Voting Preferred Shares"), will have the right to elect two (2) additional trustees to serve on the Board at any annual meeting of shareholders or a properly called special meeting of the holders of Preferred Shares of such series and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the current quarterly period on the Preferred Shares of such series and such other Voting Preferred Shares have been paid or declared and set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all trustees so elected will terminate with the termination of such voting rights. For so long as Security Capital Group Incorporated ("Security Capital Group") and certain of its affiliates beneficially own in excess of 10% of the outstanding Common Shares, in any such vote by holders of Preferred Shares of such series, Security Capital Group and certain of its affiliates shall vote their Preferred Shares of such series, if any, in the same respective percentages as the Preferred Shares of such series and Voting Preferred Shares that are not held by such persons.

  The approval of two-thirds ( 2/3) of the outstanding Preferred Shares of such series and all other series of Voting Preferred Shares similarly affected, voting as a single class, is required in order to:

    (1) amend Archstone's Declaration of Trust to affect materially and adversely the rights, preferences or voting power of the holders of the Preferred Shares of such series or the Voting Preferred Shares;

    (2) enter into a share exchange that affects the Preferred Shares of such series, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into Archstone, unless in each such case each Preferred Share of such series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for preferred shares of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of a Preferred Share of such series (except for changes that do not materially and adversely affect the holders of the Preferred Shares of such series); or

    (3) authorize, reclassify, create, or increase the authorized amount of any class of shares having rights senior to the Preferred Shares of such series with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

However, Archstone may create additional classes of Parity Shares and other series of Preferred Shares ranking junior to such series of Preferred Shares with respect in each case to the payment of dividends, amounts upon liquidation, dissolution and winding up ("Junior Shares"), increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Preferred Shares of such series.

  Except as provided above and as required by law, the holders of Preferred Shares of each series will not be entitled to vote on any merger or consolidation involving Archstone or a sale of all or substantially all of the assets of Archstone.

Conversion Rights

  The terms and conditions, if any, upon which Preferred Shares of any series are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares of such series are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares of such series or Archstone, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Preferred Shares of such series.

Restrictions on Ownership

  As discussed below under "Description of Common Shares--Restriction on Size of Holdings," for Archstone to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding shares of beneficial interest may be owned by five or fewer individuals at any time during the last half of a taxable year, and the capital stock must be beneficially owned by 100 or more persons during at least 335 days of Archstone's taxable year of 12 months. Therefore, the Articles Supplementary for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares (the "Preferred Shares Ownership Limit Provision"). Except as otherwise described in the applicable Prospectus Supplement relating thereto, the provisions of each Articles Supplementary relating to the Preferred Shares Ownership Limit will provide (as in the case of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares) as summarized below.

  The Preferred Shares Ownership Limit Provision will provide that, subject to certain exceptions contained in such Articles Supplementary, no person, or persons acting as a group, may beneficially own more than 25% of any series of Preferred Shares outstanding at any time, except as a result of Archstone's redemption of Preferred Shares. Shares acquired in excess of the Preferred Shares Ownership Limit Provision must be redeemed by Archstone at a price equal to the average daily per share closing sale price during the 30-day period ending on the business day prior to the redemption date. Such redemption is not applicable if a person's ownership exceeds the limitations due solely to Archstone's redemption of Preferred Shares; provided that thereafter any additional Preferred Shares acquired by such person shall be Excess Shares (as hereinafter defined). See "Description of Common Shares--Restriction on Size of Holdings." From and after the date of notice of such redemption, the holder of the Preferred Shares thus redeemed shall cease to be entitled to any distribution (other than distributions declared prior to the date of notice of redemption), voting rights and other benefits with respect to such shares except the right to receive payment of the redemption price determined as described above. The Preferred Shares Ownership Limit Provision may not be waived with respect to certain affiliates of Archstone.

  All certificates representing shares of Preferred Shares will bear a legend referring to the restrictions described above.

                          DESCRIPTION OF COMMON SHARES

General

  Archstone is authorized by the Declaration of Trust to issue up to 250,000,000 Shares of Beneficial Interest, par value $1.00 per share, consisting of common shares (the "Common Shares"), Preferred Shares and such other types or classes of shares of beneficial interest as the Board may create and authorize from time to time (the Common Shares, Preferred Shares and such other types or classes of shares of beneficial interest sometimes referred to collectively as the "Shares"). At December 1, 1998 143,300,870 Common Shares were issued and outstanding and held of record by 3,077 shareholders.

  The following description sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement which provides for Common Shares issuable pursuant to subscription offerings or rights offerings or upon conversion of Preferred Shares which are offered pursuant to such Prospectus Supplement and convertible into Common Shares for no additional consideration. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration of Trust and Archstone's Bylaws.

  The outstanding Common Shares are fully paid and, except as set forth below under "--Shareholder Liability," non-assessable. Each Common Share entitles the holder to one vote on all matters requiring a vote of shareholders, including the election of Trustees. Holders of Common Shares do not have the right to cumulate their votes in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. Holders of Common Shares are entitled to such distributions as may be declared from time to time by the Board out of funds legally available therefor. Holders of Common Shares have no conversion, redemption, preemptive or exchange rights to subscribe to any securities of Archstone. In the event of a liquidation, dissolution or winding up of the affairs of Archstone, the holders of the Common Shares are entitled to share ratably in the assets of Archstone remaining after provision for payment of all liabilities to creditors and payment of liquidation preferences and accrued dividends, if any, on the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares, and subject to the rights of holders of other series of Preferred Shares, if any. The right of holders of the Common Shares are subject to the rights and preferences established by the Board for the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares and any other series of Preferred Shares which may subsequently be issued by Archstone. See "Description of Preferred Shares."

Purchase Rights

  On July 11, 1994, the Board declared a dividend of one preferred share purchase right (a "Purchase Right") for each Common Share outstanding, payable to holders of Common Shares of record at the close of business on July 21, 1994. The holders of any additional Common Shares issued after such date and before the redemption or expiration of the Purchase Rights are also entitled to receive one Purchase Right for each such additional Common Share. Each Purchase Right entitles the holder under certain circumstances to purchase from Archstone one one-hundredth of a share of a series of participating preferred shares, par value $1.00 per share (the "Participating Preferred Shares") at a price of $60.00 per one one-hundredth of a Participating Preferred Share, subject to adjustment. Purchase Rights are exercisable when a person or group of persons acquires 20% or more of the outstanding Common Shares (49% in the case of Security Capital Group and its affiliates) or announces a tender offer or exchange offer for 25% or more of the outstanding Common Shares. Under certain circumstances, each Purchase Right entitles the holder to purchase, at the Purchase Right's then current exercise price, a number of Common Shares having a market value of twice the Purchase Right's exercise price. The acquisition of Archstone pursuant to certain mergers or other business transactions would entitle each holder to purchase, at the Purchase Right's then current exercise price, a number of the acquiring company's common shares having a market value at the time equal to twice the Purchase Right's exercise price. The Purchase Rights held by certain 20% shareholders (other than Security Capital Group) would not be exercisable. The Purchase Rights will expire on July 21, 2004 and are subject to redemption in whole, but not in part, at a price of $.01 per Purchase Right payable in cash, shares of Archstone or any other form of consideration determined by the Board.

Transfer Agent

  The transfer agent and registrar for the Common Shares is ChaseMellon Shareholder Services, L.L.C. The Common Shares are listed on the NYSE under the symbol "ASN."

Classified Board of Trustees

  Under the Archstone Declaration of Trust, the Board is divided into three classes of Trustees, designated Class I, Class II and Class III. Each class consists, as nearly as is possible, of one-third of the total number of Trustees constituting the entire Board of Trustees. The term of office of each Trustee is three years and until his or her successor is elected and qualifies, subject to prior death, resignation or removal. At the 1999 annual meeting of shareholders, Class I Trustees will be elected; at the 2000 annual meeting of shareholders, Class II Trustees will be elected; and at the 2001 annual meeting of shareholders, Class III Trustees will be elected. At each succeeding annual meeting of shareholders, beginning in 2002, successors to the class of Trustees whose term expires at such annual meeting will be elected. If the authorized number of Trustees constituting the Board of Trustees is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of Trustees in each class as nearly equal as possible, and any additional Trustee of any class elected to fill a vacancy resulting from an increase in such class will hold office until the next annual meeting of shareholders, but in no case will a decrease in the number of Trustees constituting the Board of Trustees shorten the term of any incumbent Trustee. The staggered board provision is designed to provide for a certain level of continuity of membership in the Board of Trustees. Such continuity provides Archstone with consistency in management and business approach over time. The staggered board provision may have the effect of making it more difficult for a third party to acquire control of Archstone without the consent of the Board of Trustees.

Restriction on Size of Holdings of Shares

  For Archstone to qualify as a REIT under the Code, no more than 50% in value of Archstone's shares (after taking into account options to acquire shares) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a short taxable year. Archstone's shares must also be beneficially owned (other than during the first taxable year) by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

  Subject to certain exceptions, no holder is permitted to own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (49% in the case of Security Capital Group) in number of shares or value, of the outstanding Shares (the "Ownership Limit"). The Board, upon receipt of a ruling from the IRS or an opinion of counsel or other evidence satisfactory to the Board and upon such other conditions as the Board may direct, may also exempt a proposed transferee from the Ownership Limit. The proposed transferee must give written notice to Archstone of the proposed transfer at least 30 days prior to any transfer which, if consummated, would result in the intended transferee owning Shares in excess of the Ownership Limit. The Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure Archstone's status as a REIT. Any transfer of Shares that would:

    (1) create a direct or indirect ownership of Shares in excess of the Ownership Limit;

    (2) result in Shares being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution) as provided in
  Section 856(a) of the Code; or

    (3) result in Archstone being "closely held" within the meaning of
  Section 856(h) of the Code,

shall be null and void ab initio, and the intended transferee will acquire no rights to Shares. The foregoing restrictions on transferability and ownership will not apply if the Board determines that it is no longer in the best interests of Archstone to attempt to qualify, or to continue to qualify, as a REIT. The Declaration of Trust excludes Security Capital Group and its affiliates from the foregoing ownership restriction to the extent that Security Capital Group beneficially owns 49% or less of Archstone's outstanding shares.


  Any shares the purported transfer of which would result in a person owning Shares in excess of the Ownership Limit or cause Archstone to become "closely held" under Section 856(h) of the Code that is not otherwise permitted as provided above will constitute excess shares ("Excess Shares"), which will be transferred pursuant to the Declaration of Trust to a party not affiliated with Archstone designated by Archstone as the trustee of a trust for the exclusive benefit of an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board as the beneficiary or beneficiaries of the trust (the "Charitable Beneficiary"), until such time as the Excess Shares are transferred to a person whose ownership will not violate the restrictions on ownership. While these Excess Shares are held in trust, distributions on such Excess Shares will be paid to the trust for the benefit of the Charitable Beneficiary and may only be voted by the trustee for the benefit of the Charitable Beneficiary. Subject to the Ownership Limit, the Excess Shares will be transferred by the trustee at the direction of Archstone to any person (if the Excess Shares would not be Excess Shares in the hands of such person). The purported transferee will receive the lesser of:

    (1) the price paid by the purported transferee for the Excess Shares (or, if no consideration was paid, fair market value on the day of the event causing the Excess Shares to be held in trust); and

    (2) the price received from the sale or other disposition of the Excess Shares held in trust.

Any proceeds in excess of the amount payable to the purported transferee will be paid to the Charitable Beneficiary. In addition, such Excess Shares held in trust are subject to purchase by Archstone for a 90-day period at a purchase price equal to the lesser of:

    (1) the price paid for the Excess Shares by the purported transferee (or, if no consideration was paid, fair market value at the time of the event causing the shares to be held in trust); and

    (2) the fair market value of the Excess Shares on the date Archstone elects to purchase.

Fair market value, for these purposes, means the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date, or if not then traded on the NYSE, the last reported sales price on the trading day immediately preceding the relevant date as reported on any exchange or quotation systems over or through any exchange or quotation system, then the market price on the relevant date as determined in good faith by the Board.

  From and after the purported transfer to the purported transferee of the Excess Shares, the purported transferee will cease to be entitled to distribution (other than liquidating distributions), voting rights and other benefits with respect to the Excess Shares except the right to payment on the transfer of the Excess Shares as described above. Any distribution paid to a purported transferee on Excess Shares prior to the discovery by Archstone that such Excess Shares have been transferred in violation of the provisions of the Declaration of Trust will be repaid, upon demand, to Archstone, which will pay any such amounts to the trust for the benefit of the Charitable Beneficiary. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the purported transferee of any Excess Shares may be deemed, at the option of Archstone, to have acted as an agent on behalf of Archstone in acquiring such Excess Shares and to hold such Excess Shares on behalf of Archstone.

  All certificates evidencing shares will bear a legend referring to the restrictions described above.

  All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 0.5% and 5%, as provided in the rules and regulations promulgated under the Code) of the number or value of Archstone's outstanding shares must give a written notice containing certain information to Archstone by January 31 of each year. In addition, each shareholder is upon demand required to disclose to Archstone in writing such information with respect to the direct, indirect and constructive ownership of Archstone shares as the Board deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to determine Archstone's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

  The ownership limitations under the Declaration of Trust are designed to protect the REIT status of Archstone. The limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Indemnification of Trustees and Officers

  The Maryland statutory law governing REITs permits a REIT to indemnify or advance expenses to trustees, officers, employees and agents of the REIT to the same extent as is permitted for directors, officers, employees and agents of a Maryland corporation under Maryland statutory law. Under the Declaration of Trust, Archstone is required to indemnify each Trustee, officer, employee and agent to the fullest extent permitted by Maryland law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a Trustee, officer, employee or agent of Archstone or is or was serving at the request of Archstone as a director, trustee, officer, partner, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and to pay or reimburse reasonable expenses, as such expenses are incurred, of each Trustee in connection with any such proceedings. The Board believes that the indemnification provision will enhance Archstone's ability to attract and retain superior Trustees and officers for Archstone and subsidiaries of Archstone.

  Additionally, Archstone has entered into indemnity agreements with each of its officers and Trustees which provide for reimbursement of all expenses and liabilities of such officer or Trustee, arising out of any lawsuit or claim against such officer or Trustee due to the fact that he was or is serving as an officer or Trustee, except for liabilities and expenses (1) the payment of which is judicially determined to be unlawful, (2) relating to claims under
Section 16(b) of the Exchange Act, or (3) relating to judicially determined criminal violations.

Shareholder Liability

  Both the Maryland statutory law governing REITs and the Declaration of Trust provide that shareholders shall not be personally or individually liable for any debt, act, omission or obligation of Archstone or the Board. The Declaration of Trust further provides that Archstone shall indemnify and hold each shareholder harmless from all claims and liabilities to which the shareholder may become subject by reason of his or her being or having been a shareholder and that Archstone shall reimburse each shareholder for all legal and other expenses reasonably incurred by the shareholder in connection with any such claim or liability, provided that such shareholder gives Archstone prompt notice of any such claim or liability and permits Archstone to conduct the defense thereof. In addition, Archstone is required to, and as a matter or practice does, insert a clause in its management and other contracts providing that shareholders assume no personal liability for obligations entered into on behalf of Archstone. Nevertheless, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by Archstone. Inasmuch as Archstone carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which Archstone's assets plus its insurance coverage would be insufficient to satisfy the claims against Archstone and its shareholders.

                       FEDERAL INCOME TAX CONSIDERATIONS

  Archstone intends to operate in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. No assurance can be given, however, that such requirements will be met. The following is a description of the federal income tax consequences to Archstone and its shareholders of the treatment of Archstone as a REIT. Since these provisions are highly technical and complex, each prospective purchaser of the Offered Securities is urged to consult his or her own tax advisor with respect to the federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the Offered Securities.

  Based upon certain representations of Archstone with respect to the facts as set forth and explained in the discussion below, in the opinion of Mayer, Brown & Platt, counsel to Archstone, Archstone has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation described in this Prospectus and as represented by management will enable it to satisfy the requirements for such qualification.

  This opinion is conditioned upon certain representations made by Archstone as to certain factual matters relating to Archstone's organization and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date hereof. Archstone's qualification and taxation as a REIT will depend on Archstone's ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. Mayer, Brown & Platt will not review compliance with these tests on a continuing basis. No assurance can be given that Archstone will satisfy such tests on a continuing basis.

  In brief, if certain detailed conditions imposed by the REIT provisions of the Code are met, entities such as Archstone, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at both the corporate and shareholder levels) that generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT.

  If Archstone fails to qualify as a REIT in any year, however, it will be subject to federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, Archstone could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated.

  The Board believes that Archstone has been organized and operated and currently intends that Archstone will continue to operate in a manner that permits it to qualify as a REIT. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a REIT depends on Archstone continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on Archstone's operating results.

  The following summary is based on the Code, its legislative history, administrative pronouncements, judicial decisions and United States Treasury Department ("Treasury") regulations, subsequent changes to any of which may affect the tax consequences described herein, possibly on a retroactive basis. The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

Taxation of Archstone

 General

  In any year in which Archstone qualifies as a REIT, in general it will not be subject to federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. Archstone may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. Under recently enacted legislation, to the extent that Archstone elects to retain and pay income tax on its net long-term capital gain, shareholders are required to include their proportionate share of Archstone's undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by Archstone.

  Notwithstanding its qualification as a REIT, Archstone may also be subject to taxation in certain other circumstances:

    (1) If Archstone should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which Archstone fails to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect Archstone's profitability;

    (2) Archstone will be subject to a tax of 100% on net income from any "prohibited transaction", as described below;

    (3) If Archstone has net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate;

    (4) If Archstone should fail to distribute during each calendar year at least the sum of:

      (a) 85% of its REIT ordinary income for such year;

      (b) 95% of its REIT capital gain net income for such year; and

      (c) any undistributed taxable income from prior years,

  Archstone would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that Archstone elects to retain and pay income tax on its long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax; and

    (5) Archstone may also be subject to the corporate "alternative minimum tax", as well as tax in certain situations and on certain transactions not presently contemplated.

Archstone will use the calendar year both for federal income tax purposes and for financial reporting purposes.

  In order to qualify as a REIT, Archstone must meet, among others, the following requirements:

 Share Ownership Test

  Archstone's shares of stock must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the stock of Archstone may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. Any stock held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. Pursuant to the constructive ownership rules, Security Capital's ownership of shares is attributed to its shareholders for purposes of the 50% test. If Archstone complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares of stock were held, actually or constructively, by five or fewer individuals, then Archstone will be treated as meeting such requirement.

  In order to ensure compliance with the 50% test, Archstone has placed certain restrictions on the transfer of the shares of its stock to prevent additional concentration of ownership. Moreover, to evidence compliance with these requirements under Treasury regulations, Archstone must maintain records which disclose the actual ownership of its outstanding shares of stock. In fulfilling its obligations to maintain records, Archstone must and will demand written statements each year from the record holders of designated percentages of shares of its stock disclosing the actual owners of such shares (as prescribed by Treasury regulations). A list of those persons failing or refusing to comply with such demand must be maintained as a part of Archstone's records. A shareholder failing or refusing to comply with Archstone's written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of shares of Archstone's stock and certain other information. In addition, Archstone's Charter provides restrictions regarding the transfer of shares of its stock that are intended to assist Archstone in continuing to satisfy the share ownership requirements. See "Description of Common Shares-- Restriction on Size of Holdings". Archstone intends to enforce the 9.8% limitation on ownership of shares of its stock to assure that its qualification as a REIT will not be compromised.

 Asset Tests

  At the close of each quarter of Archstone's taxable year, Archstone must satisfy certain tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). Where Archstone invests in a partnership or limited liability company, it will be deemed to own a proportionate share of the partnership's or limited liability company's assets. First, at least 75% of the value of Archstone's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, and government securities, and qualified temporary investments. Second, although the remaining 25% of Archstone's assets generally may be invested without restriction, securities in this class may not exceed either:

    (1) in the case of securities of any non-government issuer, 5% of the value of Archstone's total assets; or

    (2) 10% of the outstanding voting securities of any one issuer.

 Gross Income Tests

  There are two separate percentage tests relating to the sources of Archstone's gross income which must be satisfied for each taxable year. For purposes of these tests, where Archstone invests in a partnership or limited liability company, Archstone will be treated as receiving its share of the income and loss of the partnership or limited liability company, and the gross income of the partnership or limited liability company will retain the same character in the hands of Archstone as it has in the hands of the partnership or limited liability company.

  1. The 75% Test. At least 75% of Archstone's gross income for the taxable year must be "qualifying income". Qualifying income generally includes:

    (1) rents from real property (except as modified below);

    (2) interest on obligations collateralized by mortgages on, or interests in, real property;

    (3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of Archstone's trade or business ("dealer property");

    (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares;

    (5) abatements and refunds of real property taxes;

    (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property");

    (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and

    (8) certain qualified temporary investment income attributable to the investment of new capital received by Archstone in exchange for its shares during the one-year period following the receipt of such capital.

  Rents received from a resident will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if Archstone, or an owner of 10% or more of Archstone, directly or constructively owns 10% or more of such resident. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, Archstone generally must not operate or manage the property or furnish or render services to residents, other than through an "independent contractor" from whom Archstone derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by Archstone are "usually or customarily rendered" in connection with the rental of multifamily units for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience". However a REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service (or management operation) for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service (or providing the management or operation).

  2. The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of Archstone's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends (other than on REIT shares) and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

  For purposes of determining whether Archstone complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property) unless such property is held by Archstone for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "--Taxation of Archstone--General".

  Even if Archstone fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (1) Archstone's failure to comply was due to reasonable cause and not to willful neglect; (2) Archstone reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (3) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, Archstone will nonetheless be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

 Annual Distribution Requirements

  In order to qualify as a REIT, Archstone is required to make distributions (other than capital gain dividends) to its shareholders each year in an amount at least equal to:

    (1) the sum of (a) 95% of Archstone's REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property; minus

    (2) the sum of certain items of non-cash income.

  Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Archstone timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Archstone does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Archstone may, with respect to undistributed net long-term capital gains it received during the taxable year, designate in a notice mailed to shareholders within 60 days of the end of the taxable year (or in a notice mailed with its annual report for the taxable year) such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if Archstone made this designation, the shareholders of Archstone would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by Archstone and Archstone would have to pay the tax on such gains within 30 days of the close of its taxable year. Each shareholder of Archstone would be deemed to have paid such shareholder's share of the tax paid by Archstone on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his Archstone stock by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by Archstone.

  Archstone intends to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that Archstone may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing Archstone's REIT taxable income on the other hand. To avoid any problem with the 95% distribution requirement, Archstone will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

  If Archstone fails to meet the 95% distribution requirement as a result of an adjustment to Archstone's tax return by the Internal Revenue Service (the "IRS"), Archstone may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

 Failure to Quality

  If Archstone fails to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, Archstone will be subject to tax (including applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Archstone fails to quality as a REIT will not be deductible by Archstone, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, Archstone also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of Archstone's Shareholders

 Taxation of Taxable Domestic Shareholders

  As long as Archstone qualifies as a REIT, distributions made to Archstone's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions and undistributed amounts that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Archstone's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that Archstone makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of such distribution (but not below zero), with distributions in excess of the shareholder's tax basis taxable as capital gains (if the shares are held as a capital asset). In addition, any dividend declared by Archstone in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by Archstone and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by Archstone during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Archstone. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Archstone shareholders.

  Archstone is permitted under the Code to retain and pay income tax on its net capital gain for any taxable year. Under the Taxpayer Relief Act of 1997 (the "1997 Act"), however, if Archstone so elects, a shareholder must include in income such shareholder's proportionate share of Archstone's undistributed capital gain for the taxable year and will be deemed to have paid such shareholder's proportionate share of the income tax paid by Archstone with respect to such undistributed capital gain. Such tax would be credited against the shareholder's tax liability and subject to normal refund procedures. In addition, each shareholder's basis in such shareholder's Common Shares would be increased by the amount of undistributed capital gain (less the tax paid by Archstone) included in the shareholder's income. Archstone has no current intent of retaining its net capital gains.

  The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act"), which was recently passed by Congress and signed into law by the President, alters the holding period for taxation of capital gain income for individuals (and for certain trusts and estates). Pursuant to the 1997 Act, gain from the sale or exchange of certain investments held for more than 18 months was taxed at a maximum capital gain rate of 20%. Gain from the sale or exchange of such investments held for 18 months or less, but for more than one year, was taxed at a maximum capital gain rate of 28%. The 1997 Act also provided for a maximum rate of 25% for "unrecaptured Section 1250 gain" recognized on the sale or exchange of certain real estate assets. Pursuant to the 1998 Act, property held for more than one year (rather than 18 months) will be eligible for the 20% and 25% capital gains rates discussed above. The 1998 Act applies to amounts taken into account on or after January 1, 1998. On November 10, 1997, the IRS issued Notice 97-64, which provided generally that Archstone may classify portions of its designated capital gain dividend as:

    (1) a 20% rate gain distribution (which would be taxed as capital gain in the 20% group);

    (2) an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group); or

    (3) a 28% rate gain distribution (which would be taxed as capital gain in the 28% group).

Under Notice 97-64, if no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income was subject to a marginal tax rate of at least 28%. Notice 97-64 has not yet been modified to incorporate the changes made to holding periods under the 1998 Act.

  In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from Archstone required to e treated by such shareholder as long-term capital gains.

  Shareholders of Archstone should consult their tax advisor with regard to (1) the application of the changes made by the 1997 Act and the 1998 Act with respect to taxation of capital gains and capital gain dividends and (2) to state, local and foreign taxes on capital gains.

 Backup Withholding

  Archstone will report to its domestic shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide Archstone with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, Archstone may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to Archstone.

 Taxation of Tax-Exempt Shareholders

  The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT", based upon the ruling, the analysis therein and the statutory framework of the Code, distributions by Archstone to a shareholder that is a tax-exempt entity should also not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that Archstone, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit.

  However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (1) such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of stock of the REIT and (2) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

 Taxation of Foreign Shareholders

  Archstone will qualify as a "domestically-controlled REIT" so long as less than 50% in value of its shares is held by foreign persons (i.e., nonresident aliens and foreign corporations, partnerships, trust and estates). It is currently anticipated that Archstone will qualify as a domestically controlled REIT. Under these circumstances, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

  Distributions of cash generated by Archstone's real estate operations (but not by its sale or exchange of such communities) that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless (1) an applicable tax treaty reduces that tax and the foreign shareholder files with Archstone the required form evidencing such lower rate or (2) the foreign shareholder files an IRS Form 4224 with Archstone claiming that the distribution is "effectively connected" income. Recently promulgated Treasury Regulations revise in certain respects the rules applicable to foreign shareholders with respect to payments made after December 31, 1999.

  Distributions of proceeds attributable to the sale or exchange by Archstone of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), and may be subject to branch profits tax in the hands of a shareholder which is a foreign corporation if it is not entitled to treaty relief or exemption. Archstone is required by applicable Treasury Regulations to withhold 35% of any distribution to a foreign person that could be designated by Archstone as a capital gain dividend; this amount is creditable against the foreign shareholder's FIRPTA tax liability.

  The federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, foreign investors in Archstone should consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in Archstone.

Other Tax Considerations

 Possible Legislative or Other Actions Affecting Tax Consequences

  Prospective shareholders should recognize that the present federal income tax treatment of an investment in Archstone may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in Archstone.

 State and Local Taxes

  Archstone and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Archstone and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Offered Securities of Archstone.

  Each prospective purchaser is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership, and sales of Common Shares, Preferred Shares or Debt Securities in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

                              PLAN OF DISTRIBUTION

  Archstone may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with Archstone. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to Archstone shareholders and direct placements to third parties. In connection with subscription offerings or the distribution of subscription rights to shareholders, if all the underlying Offered Securities are not subscribed for, Archstone may sell such unsubscribed Offered Securities to third parties directly or through agents and, in addition, whether or not all of the underlying Offered Securities are subscribed for, Archstone may concurrently offer additional Offered Securities to third parties directly or through agents, which agents may be affiliated with Archstone. Any underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

  The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market price). Archstone also may, from time to time, authorize underwriters acting as Archstone's agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Archstone in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by Archstone to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with Archstone, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

  If so indicated in the applicable Prospectus Supplement, Archstone will authorize dealers acting as Archstone's agents to solicit offers by certain institutions to purchase Offered Securities from Archstone at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of Archstone. Contracts will not be subject to any conditions except:

    (1) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

    (2) if the Offered Securities are being sold to underwriters, Archstone shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for Archstone and its subsidiaries in the ordinary course of business.

                                    EXPERTS

  The financial statements of Archstone as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 and the related schedule, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of Archstone issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

  With respect to the unaudited condensed interim financial information for the periods ended March 31, 1998 and 1997, June 30, 1998 and 1997, and September 30, 1998 and 1997 of Archstone, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in Archstone's quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, and incorporated by reference herein, state that they did not audit, and they do not express an opinion, on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for Archstone by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt has in the past represented and is currently representing Archstone and certain of its affiliates, including Security Capital Group.

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                                          Shares

[ARCHSTONE LOGO]

                % Series D Cumulative Redeemable Preferred Shares
                   (Liquidation Preference $25.00 Per Share)

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                             PROSPECTUS SUPPLEMENT

                      -----------------------------------

                              Merrill Lynch & Co.

                           A.G. Edwards & Sons, Inc.

                            PaineWebber Incorporated

                             Prudential Securities

                                           , 1999

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